Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: July 15, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on July 9, 2004, Wachovia filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

On July 15, 2004, Wachovia issued the following Earnings News Release for its Second Quarter ended June 30, 2004

Press Release July 15, 2004

WACHOVIA’S 2nd QUARTER 2004 GAAP EARNINGS UP 23% TO 95 CENTS PER SHARE Net income of $1.25 billion fueled by continued momentum in core businesses

2nd QUARTER 2004 COMPARED WITH 2nd QUARTER 2003

•	Revenue of $5.5 billion driven by outstanding deposit growth and strength in fee and other income, as well as from the impact of the Wachovia Securities retail brokerage transaction.

•	Sales momentum continued to build, with record results in the General Bank and Wealth Management.

•	Strong balance sheet growth with average core deposits up 25 percent and average loans up 4 percent.

•	Exceptional credit quality with net charge-offs of 0.17 percent of average loans; nonperforming assets declined 42 percent and were 0.55 percent of loans and loans held for sale.

Earnings Highlights
	Three Months Ended
	June 30,		March 31,		June 30,
(In millions, except per share data)	Amount	2004 EPS	Amount	2004 EPS	Amount	2003 EPS
Earnings
Net income available to common stockholders (GAAP)	$1,252	0.95	1,251	0.94	1,031	0.77
Net merger-related expenses and other items (a)	47	0.03	48	0.04	61	0.04

Earnings excluding net merger-related expenses and other items (a)	$1,299	0.98	1,299	0.98	1,092	0.81

Financial ratios
Return on average common stockholders’ equity	15.49%		15.37		12.78
Net interest margin	3.37		3.55		3.81
Fee and other income as % of total revenue	47.24%		48.53		45.34

Capital adequacy (b)
Tier 1 capital ratio	8.35%		8.54		8.33
Total capital ratio	11.31		11.67		11.92
Leverage ratio	6.23%		6.33		6.78

Asset quality
Allowance for loan losses as % of nonaccrual and restructured loans (c)	270%		242		167
Allowance for loan losses as % of loans, net (c)	1.35		1.40		1.54
Allowance for credit losses as % of loans, net (c)	1.43		1.49		1.66
Net charge-offs as % of average loans, net	0.17		0.13		0.43
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.55%		0.63		1.04

(a)	Net merger-related expenses and other items include merger-related and restructuring expenses in each period and dividends on preferred stock in the second quarter of 2003.
(b)	The second quarter of 2004 is based on estimates.
(c)	As of June 30, 2004, the reserve for unfunded lending commitments has been reclassified from the allowance for loan losses to other liabilities. The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments. Amounts presented prior to the second quarter of 2004 have been reclassified to conform to the presentation in the second quarter of 2004.

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WACHOVIA’S 2nd QUARTER 2004 EARNINGS UP 23%/page 2

CHARLOTTE, N.C.—Wachovia Corp. (NYSE:WB) today reported record second quarter 2004 net income available to common stockholders of $1.25 billion, or 95 cents per share, compared with $1.03 billion, or 77 cents per share, in the second quarter of 2003.

Excluding after-tax net merger-related expenses and other items of 3 cents per share in the second quarter of 2004 and 4 cents per share in the second quarter of 2003, second quarter 2004 earnings were $1.30 billion, or 98 cents per share, compared with $1.09 billion, or 81 cents per share, in the second quarter of 2003.

“Our record second quarter earnings continued to reflect the benefit of our balanced business model and we believe we remain positioned to outperform as we approach our fourth quarter merger with SouthTrust,” said Ken Thompson, Wachovia chairman and chief executive officer. “We continue to win new business from our customers as we provide industry leading sales and service. We had good loan growth, outstanding deposit growth and exceptional credit quality. Expense growth was disciplined, and we are on track to achieve all projected savings from our retail brokerage transaction. In our core businesses, both our General Bank and Wealth Management again had record quarters. Capital Management results were dampened by subdued retail brokerage investor activity, but equity mutual fund sales continued to be positive. We continued to gain market share in our Corporate and Investment Bank.”

Wachovia Corporation
	Three Months Ended
(In millions)	June 30, 2004	March 31, 2004	June 30, 2003
Total revenue (Tax-equivalent)	$5,502	5,680	4,761
Provision for credit losses	61	44	195
Noninterest expense	3,487	3,656	3,001
Net income available to common stockholders	1,252	1,251	1,031
Average loans, net	163,642	159,181	157,735
Average core deposits	$223,809	208,673	179,417

Provision expense declined from the second quarter a year ago to $61 million in the second quarter this year, reflecting continued improvement in asset quality, particularly in the Corporate and Investment Bank. Second quarter 2004 net charge-offs declined 60 percent from the second quarter of 2003 to $68 million, or an annualized 0.17 percent of average net loans, reflecting a lower absolute level of charge-offs at a beneficial point in the credit cycle. Total nonperforming assets including loans held for sale declined 42 percent from the second quarter of 2003 to $1.0 billion in the second quarter of 2004.

Noninterest expense increased 16 percent from the second quarter of 2003, largely due to the addition of the Prudential Financial retail brokerage business to Wachovia Securities Financial Holdings, LLC.

Average loans in the second quarter of 2004 were $163.6 billion, a 4 percent increase from the second quarter of 2003. Consumer loan growth, largely from consumer real estate-secured and student loans, outpaced commercial loan growth. In commercial, growth in General Bank middle market and small business loans was offset by low corporate loan demand in the Corporate and Investment Bank.

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WACHOVIA’S 2nd QUARTER 2004 EARNINGS UP 23%/page 3

Average core deposits increased 25 percent from the second quarter of 2003 to $223.8 billion, while average low-cost core deposits increased 34 percent from the second quarter a year ago to $184.1 billion. The increase included an average $23.0 billion of core deposits associated with the FDIC-insured money market sweep product. Low-cost core deposits are those in demand deposit, interest checking, savings and money market accounts, and exclude CAP accounts and certificates of deposit.

Lines of Business

The following discussion covers the results for Wachovia’s four core business segments and is on a segment earnings basis, which excludes net merger-related and restructuring expenses and other intangible amortization. Segment earnings are the basis upon which Wachovia manages and allocates capital to its business segments. Pages 13 and 14 include a reconciliation of segment results to Wachovia’s consolidated results of operations in accordance with GAAP.

General Bank

General Bank Highlights

	Three Months Ended
(In millions)	June 30, 2004	March 31, 2004	June 30, 2003
Total revenue (Tax-equivalent)	$2,543	2,462	2,425
Provision for credit losses	65	68	100
Noninterest expense	1,297	1,314	1,307
Segment earnings	751	689	646
Average loans, net	122,028	118,123	113,267
Average core deposits	166,628	160,845	151,409
Economic capital, average	$5,247	5,366	5,713

The General Bank includes retail and small business, and commercial customers. The General Bank produced record quarterly segment earnings of $751 million, up 16 percent from the prior year’s second quarter. Revenue increased 5 percent from the second quarter a year ago, driven by outstanding core deposit and loan growth, primarily in commercial, small business, consumer real estate-secured and student loans. Fee and other income increased 5 percent from the second quarter a year ago on strong service charge growth, offset by declines in mortgage banking income. Non-mortgage-related fees rose 21 percent from the second quarter a year ago. Noninterest expense decreased modestly.

Average core deposits increased 10 percent from the prior year quarter, including 20 percent year over year growth in average low-cost core deposits. Average loans increased 8 percent year over year, despite a decline in commercial real estate loan growth. However, compared with the first quarter of 2004, wholesale loans grew across-the-board, including a modest increase in commercial real estate. Provision expense declined 35 percent from the second quarter of 2003, primarily reflecting risk reduction strategies implemented in 2003, as well as solid improvements in both commercial and consumer loan losses.

Retail sales momentum continued to be strong, with an increase of 148,000 in net new retail checking accounts in the second quarter of 2004, compared with an increase of 95,000 in the same quarter a year ago—a 56 percent improvement.

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WACHOVIA’S 2nd QUARTER 2004 EARNINGS UP 23%/page 4

Capital Management

Capital Management Highlights

	Three Months Ended
(In millions)	June 30, 2004	March 31, 2004	June 30, 2003
Total revenue (Tax-equivalent)	$1,364	1,455	835
Provision for credit losses	—	—	—
Noninterest expense	1,147	1,226	683
Segment earnings	138	146	96
Average loans, net	254	139	137
Average core deposits	24,732	18,360	1,226
Economic capital, average	$1,336	1,403	712

Capital Management includes asset management and retail brokerage services. The weak retail brokerage environment in the second quarter of 2004 dampened Capital Management’s results, which included a net benefit of $17 million on the sale of two nonstrategic businesses. Year over year, earnings increased 44 percent and revenue increased 63 percent, while noninterest expense grew 68 percent from the second quarter of 2003, primarily related to the retail brokerage transaction, which closed on July 1, 2003.

Sales momentum continued, with positive net sales of equity mutual funds. Deposit balances related to the FDIC-insured money market sweep product grew to $25.0 billion, compared with $11.8 billion at year-end 2003, contributing to net interest income growth. The asset shift to the FDIC product resulted in a 10 percent decline in mutual fund assets from the second quarter of 2003 to $104.2 billion. Despite the decline in mutual fund assets, total assets under management at June 30, 2004, increased 4 percent from June 30, 2003, to $247.6 billion. Total assets under management and securities lending grew 15 percent from year-end 2003 to $284.1 billion, largely attributable to $38.2 billion from the January 1, 2004, acquisition of a securities lending firm. Investment performance continued to be solid, with 68 percent of Wachovia’s Evergreen Funds rated 4 or 5 stars by Morningstar, up from 52 percent at June 30, 2003, and 69 percent of Evergreen taxable fluctuating funds ranked in the top two three-year Lipper quartiles, up from 65 percent in the year ago quarter.

Wealth Management

Wealth Management Highlights

	Three Months Ended
(In millions)	June 30, 2004	March 31, 2004	June 30, 2003
Total revenue (Tax-equivalent)	$269	258	239
Provision for credit losses	—	—	5
Noninterest expense	187	185	179
Segment earnings	52	47	35
Average loans, net	10,534	10,309	9,558
Average core deposits	12,032	11,488	10,754
Economic capital, average	$369	379	368

Wealth Management includes private banking, personal trust, investment advisory services, charitable services, financial planning and insurance brokerage. Wealth Management revenue rose 13 percent from the second quarter of 2003 and segment

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WACHOVIA’S 2nd QUARTER 2004 EARNINGS UP 23%/page 5

earnings were a record $52 million. Net interest income grew 13 percent on average loan growth of 10 percent and average core deposit growth of 12 percent year over year. Fee and other income increased 11 percent from improved trust and investment management fees related to pricing and market improvements. Insurance brokerage commissions and commercial service charges exhibited solid growth.

Noninterest expense increased 4 percent year over year largely due to higher incentives related to improved revenues. Provision expense declined due to improved credit quality and recoveries. The increase in average loans from the second quarter a year ago reflected growth in both consumer and commercial lending activity. Average core deposit increases were led by higher money market and demand deposit account balances.

Corporate and Investment Bank

Corporate and Investment Bank Highlights
	Three Months Ended
(In millions)	June 30, 2004	March 31, 2004	June 30, 2003
Total revenue (Tax-equivalent)	$1,296	1,310	1,097
Provision for credit losses	(4)	(26)	95
Noninterest expense	616	617	559
Segment earnings	431	456	277
Average loans, net	29,850	29,755	34,393
Average core deposits	18,772	16,748	14,744
Economic capital, average	$4,735	4,794	5,974

The Corporate and Investment Bank includes corporate lending, investment banking, global treasury and trade finance, and principal investing. Corporate and Investment Bank revenue grew 18 percent from the second quarter of 2003 and segment earnings were $431 million, up 56 percent year over year. The year over year revenue increase was fueled by strength in fixed income driven by strong real estate capital markets and asset-based securitization results as well as higher securities gains. Modest principal investing net gains compared favorably with net losses in the second quarter of 2003. Strength in asset-based loans and international correspondent banking loans was offset by a continued decline in corporate loan balances due to low demand and a strong loan syndication market. Provision expense and capital usage continued to decline due to improving credit quality and low loan outstandings compared with the second quarter a year ago. Noninterest expense rose 10 percent due to increased personnel and higher incentives related to improved revenues and earnings. Average core deposits grew 27 percent primarily from higher commercial mortgage servicing and trade finance.

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Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers throughout the East Coast and the nation, with assets of $418.4 billion, market capitalization of $58.3 billion and stockholders’ equity of $32.6 billion at June 30, 2004. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 12 million client relationships (including households and businesses), primarily in 11 East Coast states and Washington, D.C. Its full-service retail brokerage firm, Wachovia

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WACHOVIA’S 2nd QUARTER 2004 EARNINGS UP 23%/page 6

Securities, LLC, serves clients in 49 states. Global services are provided through 32 international offices. Online banking and brokerage products and services also are available through Wachovia.com.

Forward-Looking Statements

This news release contains various forward-looking statements. A discussion of various factors that could cause Wachovia Corporation’s actual results to differ materially from those expressed in such forward-looking statements is included in Wachovia’s filings with the Securities and Exchange Commission, including its Current Report on Form 8-K dated July 15, 2004.

Explanation of Wachovia’s Use of Certain Non-GAAP Financial Measures

In addition to results presented in accordance with GAAP, this news release includes certain non-GAAP financial measures, including those presented on page 2 and on page 10 under the captions “Earnings Excluding Merger-Related and Restructuring Expenses and Cumulative Effect of a Change in Accounting Principle” and “Earnings Excluding Merger-Related and Restructuring Expenses, Other Intangible Amortization and Cumulative Effect of a Change in Accounting Principle”, and which are reconciled to GAAP financial measures on pages 21 and 22. In addition, in this news release certain designated net interest income amounts are presented on a tax-equivalent basis, including the calculation of the overhead efficiency ratio.

Wachovia believes these non-GAAP financial measures provide information useful to investors in understanding the underlying operational performance of the company, its business and performance trends and facilitates comparisons with the performance of others in the financial services industry. Specifically, Wachovia believes that the exclusion of merger-related and restructuring expenses, and the cumulative effect of a change in accounting principle permits evaluation and a comparison of results for ongoing business operations, and it is on this basis that Wachovia’s management internally assesses the company’s performance. Those non-operating items are excluded from Wachovia’s segment measures used internally to evaluate segment performance in accordance with GAAP because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments. In addition, because of the significant amount of deposit base intangible amortization, Wachovia believes that the exclusion of this expense provides investors with consistent and meaningful comparisons to other financial services firms. Wachovia’s management makes recommendations to its board of directors about dividend payments based on reported earnings excluding merger-related and restructuring expenses, other intangible amortization and the cumulative effect of a change in accounting principle (cash earnings), and has communicated certain cash dividend payout ratio goals to investors. Management believes the cash dividend payout ratio is useful to investors because it provides investors with a better understanding of and permits investors to monitor Wachovia’s dividend payout policy. Wachovia also believes the presentation of net interest income on a tax-equivalent basis ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry standards. Wachovia operates one of the largest retail brokerage businesses in our industry, and we have presented an overhead efficiency ratio excluding these brokerage services, which management believes is useful to investors in comparing the performance of our banking business with other banking companies.

Although Wachovia believes the above non-GAAP financial measures enhance investors’ understanding of its business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP basis financial measures.

Additional Information

The proposed merger between Wachovia Corporation and SouthTrust Corporation will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on July 9, 2004, Wachovia filed a registration statement on Form S 4 with the SEC containing a preliminary proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Shareholders may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). These documents also are available, free of charge, at www.wachovia.com under the tab “Inside Wachovia-Investor Relations” and then under the heading “Financial Reports—SEC Filings”. These documents also may be obtained, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is

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WACHOVIA’S 2nd QUARTER 2004 EARNINGS UP 23%/page 7

set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.

Earnings Conference Call and Supplemental Materials

Wachovia CEO Ken Thompson and CFO Bob Kelly will review Wachovia’s second quarter 2004 results in a conference call and audio webcast beginning at 11 a.m. Eastern Time today. This review may include a discussion of certain non-GAAP financial measures. Supplemental materials relating to second quarter results, which also include a reconciliation of any non-GAAP measures to Wachovia’s reported financials, are available on the Internet at Wachovia.com/investor, and investors are encouraged to access these materials in advance of the conference call.

Webcast Instructions: To gain access to the webcast, which will be “listen-only,” go to Wachovia.com/investor and click on the link “Wachovia Second Quarter Earnings Audio Webcast.” In order to listen to the webcast, you will need to download either Real Player or Media Player.

Teleconference Instructions: The telephone number for the conference call is 1-888-357-9787 for U.S. callers or 1-706-679-7342 for international callers. You will be asked to tell the answering coordinator your name and the name of your firm. Mention the conference Access Code: Wachovia.

Replay: Thursday, July 15 at 1:00 p.m. Eastern Time through 11 p.m. Eastern Time on Friday, August 13. Replay telephone number is 1-706-645-9291; access code 8036256.

***

Investors seeking further information should contact the Investor Relations team: Alice Lehman at 704-374-4139, Ellen Taylor at 704-383-1381, or Jeff Richardson at 704-383-8250. Media seeking further information should contact the Corporate Media Relations team: Mary Eshet at 704-383-7777 or Christy Phillips at 704-383-8178.

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Wachovia Corporation and Subsidiaries

Financial Tables

WACHOVIA CORPORATION AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

(Unaudited)

	2004		2003
(Dollars in millions, except per share data)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
EARNINGS SUMMARY
Net interest income (GAAP)	$2,838	2,861	2,877	2,653	2,540
Tax-equivalent adjustment	65	62	65	64	63

Net interest income (Tax-equivalent)	2,903	2,923	2,942	2,717	2,603
Fee and other income	2,599	2,757	2,604	2,616	2,158

Total revenue (Tax-equivalent)	5,502	5,680	5,546	5,333	4,761
Provision for credit losses	61	44	86	81	195
Other noninterest expense	3,278	3,445	3,511	3,295	2,774
Merger-related and restructuring expenses	102	99	135	148	96
Other intangible amortization	107	112	120	127	131

Total noninterest expense	3,487	3,656	3,766	3,570	3,001
Minority interest in income of consolidated subsidiaries	45	57	63	55	16

Income before income taxes and cumulative effect of a change in accounting principle (Tax-equivalent)	1,909	1,923	1,631	1,627	1,549
Tax-equivalent adjustment	65	62	65	64	63
Income taxes	592	610	466	475	454

Income before cumulative effect of a change in accounting principle	1,252	1,251	1,100	1,088	1,032
Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	17	—

Net income	1,252	1,251	1,100	1,105	1,032
Dividends on preferred stock	—	—	—	—	1

Net income available to common stockholders	$1,252	1,251	1,100	1,105	1,031

Diluted earnings per common share	$0.95	0.94	0.83	0.83	0.77
Return on average common stockholders’ equity	15.49%	15.37	13.58	13.71	12.78
Return on average assets	1.22	1.26	1.12	1.16	1.21
Overhead efficiency ratio	63.40%	64.36	67.90	66.95	63.03
Operating leverage	$(11)	244	18	2	(1)

ASSET QUALITY
Allowance for loan losses as % of loans, net (a)	1.35%	1.40	1.42	1.49	1.54
Allowance for loan losses as % of nonperforming assets (a)	241	218	205	164	154
Allowance for credit losses as % of loans, net (a)	1.43	1.49	1.51	1.59	1.66
Net charge-offs as % of average loans, net	0.17	0.13	0.39	0.33	0.43
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.55%	0.63	0.69	0.95	1.04

CAPITAL ADEQUACY(b)
Tier I capital ratio	8.35%	8.54	8.52	8.67	8.33
Total capital ratio	11.31	11.67	11.82	12.21	11.92
Leverage ratio	6.23%	6.33	6.36	6.56	6.78

OTHER DATA
Average diluted common shares (In millions)	1,320	1,326	1,332	1,338	1,346
Actual common shares (In millions)	1,309	1,312	1,312	1,328	1,332
Dividends paid per common share	$0.40	0.40	0.35	0.35	0.29
Dividends paid per preferred share	$—	—	—	—	0.01
Dividend payout ratio on common shares	42.11%	42.55	42.17	42.17	37.66
Book value per common share	$24.93	25.42	24.71	24.71	24.37
Common stock price	44.50	47.00	46.59	41.19	39.96
Market capitalization	$58,268	61,650	61,139	54,701	53,228
Common stock price to book	178%	185	189	167	164
FTE employees	85,042	85,460	86,114	86,635	78,965
Total financial centers/brokerage offices	3,272	3,305	3,360	3,399	3,176
ATMs	4,396	4,404	4,408	4,420	4,479

(a)	As of June 30, 2004, the reserve for unfunded lending commitments has been reclassified from the allowance for loan losses to other liabilities. The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments. Amounts presented prior to the second quarter of 2004 have been reclassified to conform to the presentation in the second quarter of 2004.
(b)	The second quarter of 2004 is based on estimates.

WACHOVIA CORPORATION AND SUBSIDIARIES

OTHER FINANCIAL DATA

(Unaudited)

	2004		2003
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
EARNINGS EXCLUDING MERGER-RELATED AND RESTRUCTURING EXPENSES AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE(a)(b)
Return on average common stockholders’ equity	16.04%	15.95	14.41	14.46	13.49
Return on average assets	1.27	1.31	1.20	1.23	1.28
Overhead efficiency ratio	61.54	62.61	65.45	64.18	61.02
Overhead efficiency ratio excluding brokerage	55.34%	56.53	60.00	58.23	57.93
Operating leverage	$(8)	208	6	54	30

EARNINGS EXCLUDING MERGER-RELATED AND RESTRUCTURING EXPENSES, OTHER INTANGIBLE AMORTIZATION AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE(a)(b)(c)
Dividend payout ratio on common shares	38.83%	38.83	37.23	37.63	33.33
Return on average tangible common stockholders’ equity	27.15	26.97	24.83	24.97	23.32
Return on average tangible assets	1.38	1.42	1.32	1.36	1.43
Overhead efficiency ratio	59.60	60.64	63.28	61.79	58.27
Overhead efficiency ratio excluding brokerage	52.95%	54.06	57.30	55.24	54.81
Operating leverage	$(13)	200	(1)	50	21

OTHER FINANCIAL DATA
Net interest margin	3.37%	3.55	3.64	3.57	3.81
Fee and other income as % of total revenue	47.24	48.53	46.95	49.05	45.34
Effective income tax rate	32.19	32.73	29.76	30.41	30.54
Tax rate (Tax-equivalent) (d)	34.44%	34.93	32.57	33.10	33.37

AVERAGE BALANCE SHEET DATA
Commercial loans, net	$92,107	90,368	90,628	90,912	92,464
Consumer loans, net	71,535	68,813	68,972	67,082	65,271
Loans, net	163,642	159,181	159,600	157,994	157,735
Earning assets	344,847	330,320	322,274	303,503	273,875
Total assets (e)	411,074	398,688	388,987	376,894	341,912
Core deposits	223,809	208,673	194,109	185,715	179,417
Total deposits	238,692	224,022	212,277	200,395	193,800
Interest-bearing liabilities	301,652	289,741	284,005	266,351	239,011
Stockholders’ equity	$32,496	32,737	32,141	31,985	32,362

PERIOD-END BALANCE SHEET DATA
Commercial loans, net	$101,581	97,742	97,030	96,705	97,303
Consumer loans, net	71,336	69,561	68,541	69,220	65,530
Loans, net	172,917	167,303	165,571	165,925	162,833
Goodwill and other intangible assets
Goodwill	11,481	11,233	11,149	11,094	10,907
Deposit base	568	659	757	863	977
Customer relationships	387	401	396	400	254
Tradename	90	90	90	90	90
Total assets (e)	418,441	411,140	401,188	388,924	364,479
Core deposits	228,204	217,954	204,660	187,516	187,393
Total deposits	243,380	232,338	221,225	203,495	201,292
Stockholders’ equity	$32,646	33,337	32,428	32,813	32,464

(a)	These financial measures are calculated by excluding from GAAP computed net income presented on page 9, $47 million, $48 million, $75 million, $83 million and $60 million in the second and first quarters of 2004, and in the fourth, third and second quarters of 2003, respectively, of after-tax net merger-related and restructuring expenses, and $17 million after tax in the third quarter of 2003 related to the change in accounting principle.
(b)	See page 9 for the most directly comparable GAAP financial measure and pages 21 and 22 for a more detailed reconciliation.
(c)	These financial measures are calculated by excluding from GAAP computed net income presented on page 9, $67 million, $69 million, $74 million, $79 million and $81 million in the second and first quarters of 2004, and in the fourth, third and second quarters of 2003, respectively, of deposit base and other intangible amortization.
(d)	The tax-equivalent tax rate applies to fully tax-equivalized revenues.
(e)	Amounts presented prior to the second quarter of 2004 have been reclassified to conform to the presentation in the second quarter of 2004.

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	2004		2003
(In millions, except per share data)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
INTEREST INCOME
Interest and fees on loans	$2,316	2,335	2,357	2,352	2,391
Interest and dividends on securities	1,110	1,141	1,104	885	900
Trading account interest	237	197	189	174	182
Other interest income	356	326	301	301	223

Total interest income	4,019	3,999	3,951	3,712	3,696

INTEREST EXPENSE
Interest on deposits	654	648	568	534	619
Interest on short-term borrowings	316	299	311	317	303
Interest on long-term debt	211	191	195	208	234

Total interest expense	1,181	1,138	1,074	1,059	1,156

Net interest income	2,838	2,861	2,877	2,653	2,540
Provision for credit losses	61	44	86	81	195

Net interest income after provision for credit losses	2,777	2,817	2,791	2,572	2,345

FEE AND OTHER INCOME
Service charges	489	471	436	439	426
Other banking fees	293	259	241	257	248
Commissions	682	792	778	765	468
Fiduciary and asset management fees	675	679	672	662	474
Advisory, underwriting and other investment banking fees	197	192	213	191	220
Trading account profits (losses)	39	74	5	(46)	49
Principal investing	15	38	(13)	(25)	(57)
Securities gains (losses)	36	2	(24)	22	10
Other income	173	250	296	351	320

Total fee and other income	2,599	2,757	2,604	2,616	2,158

NONINTEREST EXPENSE
Salaries and employee benefits	2,164	2,182	2,152	2,109	1,748
Occupancy	224	229	244	220	190
Equipment	253	259	285	264	238
Advertising	48	48	56	38	34
Communications and supplies	157	151	156	159	140
Professional and consulting fees	126	109	146	109	105
Other intangible amortization	107	112	120	127	131
Merger-related and restructuring expenses	102	99	135	148	96
Sundry expense	306	467	472	396	319

Total noninterest expense	3,487	3,656	3,766	3,570	3,001

Minority interest in income of consolidated subsidiaries	45	57	63	55	16

Income before income taxes and cumulative effect of a change in accounting principle	1,844	1,861	1,566	1,563	1,486
Income taxes	592	610	466	475	454

Income before cumulative effect of a change in accounting principle	1,252	1,251	1,100	1,088	1,032
Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	17	—

Net income	1,252	1,251	1,100	1,105	1,032
Dividends on preferred stock	—	—	—	—	1

Net income available to common stockholders	$1,252	1,251	1,100	1,105	1,031

PER COMMON SHARE DATA
Basic
Income before change in accounting principle	$0.96	0.96	0.84	0.83	0.77
Net income	0.96	0.96	0.84	0.84	0.77
Diluted
Income before change in accounting principle	0.95	0.94	0.83	0.82	0.77
Net income	0.95	0.94	0.83	0.83	0.77
Cash dividends	$0.40	0.40	0.35	0.35	0.29
AVERAGE COMMON SHARES
Basic	1,300	1,302	1,311	1,321	1,333
Diluted	1,320	1,326	1,332	1,338	1,346

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (a)

(Unaudited)

	Six Months Ended June 30,
(In millions, except per share data)	2004	2003
INTEREST INCOME
Interest and fees on loans	$4,651	4,798
Interest and dividends on securities	2,251	1,839
Trading account interest	434	361
Other interest income	682	419

Total interest income	8,018	7,417

INTEREST EXPENSE
Interest on deposits	1,302	1,258
Interest on short-term borrowings	615	591
Interest on long-term debt	402	491

Total interest expense	2,319	2,340

Net interest income	5,699	5,077
Provision for credit losses	105	419

Net interest income after provision for credit losses	5,594	4,658

FEE AND OTHER INCOME
Service charges	960	856
Other banking fees	552	481
Commissions	1,474	886
Fiduciary and asset management fees	1,354	943
Advisory, underwriting and other investment banking fees	389	365
Trading account profits	113	126
Principal investing	53	(101)
Securities gains	38	47
Other income	423	621

Total fee and other income	5,356	4,224

NONINTEREST EXPENSE
Salaries and employee benefits	4,346	3,447
Occupancy	453	387
Equipment	512	472
Advertising	96	66
Communications and supplies	308	283
Professional and consulting fees	235	205
Other intangible amortization	219	271
Merger-related and restructuring expenses	201	160
Sundry expense	773	615

Total noninterest expense	7,143	5,906

Minority interest in income of consolidated subsidiaries	102	25

Income before income taxes	3,705	2,951
Income taxes	1,202	892

Net income	2,503	2,059
Dividends on preferred stock	—	5

Net income available to common stockholders	$2,503	2,054

PER COMMON SHARE DATA
Basic earnings	$1.92	1.54
Diluted earnings	1.89	1.53
Cash dividends	$0.80	0.55
AVERAGE COMMON SHARES
Basic	1,301	1,334
Diluted	1,323	1,346

(a)	Amounts presented in the six months ended June 30, 2003, have been reclassified to conform to the presentation in the six months ended June 30, 2004.

WACHOVIA CORPORATION AND SUBSIDIARIES

BUSINESS SEGMENTS

(Unaudited)

	Three Months Ended June 30, 2004
(In millions)	General Bank	Capital Management	Wealth Management	Corporate and Investment Bank	Parent	Net Merger- Related and Restructuring Expenses (b)	Total
CONSOLIDATED
Net interest income (a)	$1,902	131	119	610	141	(65)	2,838
Fee and other income	601	1,245	147	716	(110)	—	2,599
Intersegment revenue	40	(12)	3	(30)	(1)	—	—

Total revenue (a)	2,543	1,364	269	1,296	30	(65)	5,437
Provision for credit losses	65	—	—	(4)	—	—	61
Noninterest expense	1,297	1,147	187	616	138	102	3,487
Minority interest	—	—	—	—	70	(25)	45
Income taxes (benefits)	419	79	30	222	(128)	(30)	592
Tax-equivalent adjustment	11	—	—	31	23	(65)	—

Net income (loss)	$751	138	52	431	(73)	(47)	1,252

	Three Months Ended March 31, 2004
(In millions)	General Bank	Capital Management	Wealth Management	Corporate and Investment Bank	Parent	Net Merger- Related and Restructuring Expenses (b)	Total
CONSOLIDATED
Net interest income (a)	$1,856	118	114	594	241	(62)	2,861
Fee and other income	568	1,350	143	743	(47)	—	2,757
Intersegment revenue	38	(13)	1	(27)	1	—	—

Total revenue (a)	2,462	1,455	258	1,310	195	(62)	5,618
Provision for credit losses	68	—	—	(26)	2	—	44
Noninterest expense	1,314	1,226	185	617	215	99	3,656
Minority interest	—	—	—	—	79	(22)	57
Income taxes (benefits)	381	83	26	231	(82)	(29)	610
Tax-equivalent adjustment	10	—	—	32	20	(62)	—

Net income (loss)	$689	146	47	456	(39)	(48)	1,251

WACHOVIA CORPORATION AND SUBSIDIARIES

BUSINESS SEGMENTS

(Unaudited)

	Three Months Ended June 30, 2003
(In millions)	General Bank	Capital Management	Wealth Management	Corporate and Investment Bank	Parent	Net Merger- Related and Restructuring Expenses (b)	Total
CONSOLIDATED
Net interest income (a)	$1,811	37	105	568	82	(63)	2,540
Fee and other income	572	814	132	556	84	—	2,158
Intersegment revenue	42	(16)	2	(27)	(1)	—	—

Total revenue (a)	2,425	835	239	1,097	165	(63)	4,698
Provision for credit losses	100	—	5	95	(5)	—	195
Noninterest expense	1,307	683	179	559	177	96	3,001
Minority interest	—	—	—	—	16	—	16
Income taxes (benefits)	362	56	20	135	(83)	(36)	454
Tax-equivalent adjustment	10	—	—	31	22	(63)	—

Net income	646	96	35	277	38	(60)	1,032
Dividends on preferred stock	—	—	—	—	1	—	1

Net income available to common stockholders	$646	96	35	277	37	(60)	1,031

(a)	Tax-equivalent.
(b)	The tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

WACHOVIA CORPORATION AND SUBSIDIARIES

LOANS—ON-BALANCE SHEET, AND MANAGED AND SERVICING PORTFOLIOS

(Unaudited)

	2004		2003
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
ON-BALANCE SHEET LOAN PORTFOLIO
COMMERCIAL
Commercial, financial and agricultural	$58,340	55,999	55,453	55,181	56,070
Real estate—construction and other	6,433	6,120	5,969	5,741	5,442
Real estate—mortgage	14,927	15,099	15,186	15,746	16,325
Lease financing	23,894	23,688	23,978	23,598	23,204
Foreign	8,075	7,054	6,880	6,815	6,622

Total commercial	111,669	107,960	107,466	107,081	107,663

CONSUMER
Real estate secured	53,759	51,207	50,726	51,516	47,853
Student loans	9,838	8,876	8,435	8,160	7,657
Installment loans	7,330	9,054	8,965	9,110	9,644

Total consumer	70,927	69,137	68,126	68,786	65,154

Total loans	182,596	177,097	175,592	175,867	172,817
Unearned income	9,679	9,794	10,021	9,942	9,984

Loans, net (On-balance sheet)	$172,917	167,303	165,571	165,925	162,833

MANAGED PORTFOLIO (a)
COMMERCIAL
On-balance sheet loan portfolio	$111,669	107,960	107,466	107,081	107,663
Securitized loans—off-balance sheet	1,868	1,927	2,001	2,071	2,126
Loans held for sale included in other assets	1,887	2,242	2,574	1,347	1,282

Total commercial	115,424	112,129	112,041	110,499	111,071

CONSUMER
Real estate secured
On-balance sheet loan portfolio	53,759	51,207	50,726	51,516	47,853
Securitized loans—off-balance sheet	7,194	8,218	8,897	10,192	9,944
Securitized loans included in securities	9,506	10,261	10,905	11,809	13,015
Loans held for sale included in other assets	14,003	11,607	9,618	8,368	8,223

Total real estate secured	84,462	81,293	80,146	81,885	79,035

Student
On-balance sheet loan portfolio	9,838	8,876	8,435	8,160	7,657
Securitized loans—off-balance sheet	612	1,532	1,658	1,786	1,947
Loans held for sale included in other assets	367	433	433	458	583

Total student	10,817	10,841	10,526	10,404	10,187

Installment
On-balance sheet loan portfolio	7,330	9,054	8,965	9,110	9,644
Securitized loans—off-balance sheet	1,794	—	—	—	—
Securitized loans included in securities	130	—	—	—	—

Total installment	9,254	9,054	8,965	9,110	9,644

Total consumer	104,533	101,188	99,637	101,399	98,866

Total managed portfolio	$219,957	213,317	211,678	211,898	209,937

SERVICING PORTFOLIO (b)
Commercial	$108,207	99,601	85,693	80,207	73,128
Consumer	$24,475	16,240	13,279	8,465	6,581

(a)	The managed portfolio includes the on-balance sheet loan portfolio, loans securitized for which the assets are classified in securities on-balance sheet, loans held for sale that are classified in other assets on-balance sheet and the off-balance sheet portfolio of securitized loans sold, where we service the loans.
(b)	The servicing portfolio consists of third party commercial and consumer loans for which our sole function is that of servicing the loans for the third parties.

WACHOVIA CORPORATION AND SUBSIDIARIES

ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING ASSETS

(Unaudited)

	2004		2003
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
ALLOWANCE FOR LOAN LOSSES (a)
Balance, beginning of period	$2,338	2,348	2,474	2,510	2,553
Provision for credit losses	73	59	63	118	169
Provision for credit losses relating to loans transferred to other assets or sold	(9)	(8)	24	—	26
Allowance relating to loans acquired, transferred to other assets or sold	(3)	(9)	(57)	(22)	(69)
Net charge-offs	(68)	(52)	(156)	(132)	(169)

Balance, end of period	$2,331	2,338	2,348	2,474	2,510

as % of loans, net	1.35%	1.40	1.42	1.49	1.54

as % of nonaccrual and restructured loans (b)	270%	242	227	178	167

as % of nonperforming assets (b)	241%	218	205	164	154

LOAN LOSSES
Commercial, financial and agricultural	$41	48	105	88	128
Commercial real estate—construction and mortgage	1	1	4	5	7
Consumer	66	86	106	106	91

Total loan losses	108	135	215	199	226

LOAN RECOVERIES
Commercial, financial and agricultural	23	57	37	45	37
Commercial real estate—construction and mortgage	—	2	2	1	1
Consumer	17	24	20	21	19

Total loan recoveries	40	83	59	67	57

Net charge-offs	$68	52	156	132	169

Commercial loans net charge-offs as % of average commercial loans, net (c)	0.08%	(0.05)	0.31	0.21	0.42
Consumer loans net charge-offs as % of average consumer loans, net (c)	0.28	0.36	0.50	0.51	0.44
Total net charge-offs as % of average loans, net (c)	0.17%	0.13	0.39	0.33	0.43

NONPERFORMING ASSETS
Nonaccrual loans
Commercial, financial and agricultural	$610	700	765	1,072	1,153
Commercial real estate—construction and mortgage	33	47	54	76	96
Consumer real estate secured	207	199	192	215	221
Installment loans	13	22	24	28	31

Total nonaccrual loans	863	968	1,035	1,391	1,501
Foreclosed properties (d)	104	103	111	116	130

Total nonperforming assets	$967	1,071	1,146	1,507	1,631

Nonperforming loans included in loans held for sale (e)	$68	67	82	160	167
Nonperforming assets included in loans and in loans held for sale	$1,035	1,138	1,228	1,667	1,798

as % of loans, net, and foreclosed properties (b)	0.56%	0.64	0.69	0.91	1.00

as % of loans, net, foreclosed properties and loans in other assets as held for sale (e)	0.55%	0.63	0.69	0.95	1.04

Accruing loans past due 90 days	$419	328	341	291	293

(a)	As of June 30, 2004, the reserve for unfunded lending commitments has been reclassified from the allowance for loan losses to other liabilities. Amounts presented prior to the second quarter of 2004 have been reclassified to conform to the presentation in the second quarter of 2004. At June 30, 2004, the reserve for unfunded lending commitments was $146 million.
(b)	These ratios do not include nonperforming loans included in loans held for sale.
(c)	Annualized.
(d)	Restructured loans are not significant.
(e)	These ratios reflect nonperforming loans included in loans held for sale. Loans held for sale, which are included in other assets, are recorded at the lower of cost or market value, and accordingly, the amounts shown and included in the ratios are net of the transferred allowance for loan losses and the lower of cost or market value adjustments.

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	2004		2003
(In millions, except per share data)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
ASSETS
Cash and due from banks	$10,701	10,564	11,479	11,178	13,088
Interest-bearing bank balances	2,059	5,881	2,308	3,664	7,539
Federal funds sold and securities purchased under resale agreements	21,970	23,845	24,725	22,491	13,854

Total cash and cash equivalents	34,730	40,290	38,512	37,333	34,481

Trading account assets	39,659	36,893	34,714	36,392	40,436
Securities	102,934	104,203	100,445	87,176	73,764
Loans, net of unearned income	172,917	167,303	165,571	165,925	162,833
Allowance for loan losses (a)	(2,331)	(2,338)	(2,348)	(2,474)	(2,510)

Loans, net (a)	170,586	164,965	163,223	163,451	160,323

Premises and equipment	4,522	4,620	4,619	4,746	4,635
Due from customers on acceptances	703	605	854	732	1,074
Goodwill	11,481	11,233	11,149	11,094	10,907
Other intangible assets	1,045	1,150	1,243	1,353	1,321
Other assets	52,781	47,181	46,429	46,647	37,538

Total assets (a)	$418,441	411,140	401,188	388,924	364,479

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	51,613	49,018	48,683	45,493	48,081
Interest-bearing deposits	191,767	183,320	172,542	158,002	153,211

Total deposits	243,380	232,338	221,225	203,495	201,292
Short-term borrowings	66,360	65,452	71,290	65,474	49,123
Bank acceptances outstanding	708	613	876	743	1,078
Trading account liabilities	20,327	21,956	19,184	23,959	25,141
Other liabilities (a)	15,321	15,564	16,945	22,800	17,481
Long-term debt	37,022	39,352	36,730	37,541	37,051

Total liabilities (a)	383,118	375,275	366,250	354,012	331,166

Minority interest in net assets of consolidated subsidiaries	2,677	2,528	2,510	2,099	849

STOCKHOLDERS’ EQUITY
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at June 30, 2004	—	—	—	—	—
Common stock, $3.33 1/3 par value; authorized 3 billion shares, outstanding 1.309 billion shares at June 30, 2004	4,365	4,372	4,374	4,427	4,440
Paid-in capital	17,920	17,869	17,811	17,882	17,784
Retained earnings	9,890	9,382	8,904	8,829	8,106
Accumulated other comprehensive income, net	471	1,714	1,339	1,675	2,134

Total stockholders’ equity	32,646	33,337	32,428	32,813	32,464

Total liabilities and stockholders’ equity (a)	$418,441	411,140	401,188	388,924	364,479

(a)	As of June 30, 2004, the reserve for unfunded lending commitments has been reclassified from the allowance for loan losses to other liabilities. Amounts presented prior to the second quarter of 2004 have been reclassified to conform to the presentation in the second quarter of 2004.

WACHOVIA CORPORATION AND SUBSIDIARIES

NET INTEREST INCOME SUMMARIES

(Unaudited)

	SECOND QUARTER 2004			FIRST QUARTER 2004
(In millions)	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid
ASSETS
Interest-bearing bank balances	$4,015	11	1.13%	$3,237	10	1.18%
Federal funds sold and securities purchased under resale agreements	23,800	62	1.05	24,806	61	0.99
Trading account assets	26,135	260	3.98	20,956	220	4.21
Securities	100,209	1,196	4.77	98,222	1,221	4.97
Loans
Commercial
Commercial, financial and agricultural	56,648	599	4.25	55,476	576	4.18
Real estate—construction and other	6,309	56	3.56	6,022	53	3.52
Real estate—mortgage	15,029	158	4.21	15,241	160	4.23
Lease financing	7,011	180	10.28	6,945	183	10.52
Foreign	7,110	41	2.32	6,684	41	2.49

Total commercial	92,107	1,034	4.51	90,368	1,013	4.50

Consumer
Real estate secured	52,389	691	5.29	50,879	705	5.55
Student loans	9,941	90	3.63	8,908	78	3.53
Installment loans	9,205	126	5.48	9,026	130	5.80

Total consumer	71,535	907	5.08	68,813	913	5.32

Total loans	163,642	1,941	4.76	159,181	1,926	4.86

Loans held for sale (a)	15,603	161	4.12	12,759	131	4.12
Other earning assets (a)	11,443	82	2.91	11,159	84	3.02

Total earning assets excluding derivatives	344,847	3,713	4.32	330,320	3,653	4.43
Risk management derivatives (b)	—	371	0.43	—	408	0.50

Total earning assets including derivatives	344,847	4,084	4.75	330,320	4,061	4.93

Cash and due from banks	11,254			10,957
Other assets (a)	54,973			57,411

Total assets (a)	$411,074			$398,688

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	70,205	78	0.45	65,366	70	0.43
Money market accounts	76,850	172	0.90	69,208	154	0.90
Other consumer time	26,288	176	2.69	27,496	189	2.76
Foreign	7,110	20	1.14	7,673	22	1.17
Other time	7,773	34	1.76	7,676	34	1.75

Total interest-bearing deposits	188,226	480	1.03	177,419	469	1.06
Federal funds purchased and securities sold under repurchase agreements	46,620	116	1.00	48,353	124	1.03
Commercial paper	12,382	32	1.04	11,852	30	1.01
Securities sold short	10,571	73	2.78	8,412	47	2.25
Other short-term borrowings	6,013	11	0.80	6,436	10	0.59
Long-term debt	37,840	378	3.99	37,269	364	3.91

Total interest-bearing liabilities excluding derivatives	301,652	1,090	1.45	289,741	1,044	1.45
Risk management derivatives (b)	—	91	0.12	—	94	0.13

Total interest-bearing liabilities including derivatives	301,652	1,181	1.57	289,741	1,138	1.58

Noninterest-bearing deposits	50,466			46,603
Other liabilities (a)	26,460			29,607
Stockholders’ equity	32,496			32,737

Total liabilities and stockholders’ equity (a)	$411,074			$398,688

Interest income and rate earned—including derivatives		$4,084	4.75%		$4,061	4.93%
Interest expense and equivalent rate paid—including derivatives		1,181	1.38		1,138	1.38

Net interest income and margin—including derivatives		$2,903	3.37%		$2,923	3.55%

(a)	Amounts presented prior to the second quarter of 2004 have been reclassified to conform to the presentation in the second quarter of 2004.
(b)	The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES

NET INTEREST INCOME SUMMARIES

(Unaudited)

FOURTH QUARTER 2003			THIRD QUARTER 2003			SECOND QUARTER 2003
Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid

$2,569	7	1.17%	$4,342	14	1.27%	$4,751	16	1.34%
23,591	60	1.00	22,080	48	0.88	12,282	35	1.10
20,038	213	4.24	18,941	197	4.15	18,254	203	4.46
94,584	1,184	5.00	78,436	962	4.90	68,994	977	5.67

55,439	593	4.25	55,596	588	4.19	56,928	599	4.22
5,789	52	3.53	5,574	48	3.47	5,516	49	3.54
15,555	166	4.23	16,075	174	4.31	16,508	186	4.52
7,084	185	10.45	6,911	183	10.61	6,885	187	10.87
6,761	45	2.66	6,756	47	2.73	6,627	47	2.89

90,628	1,041	4.56	90,912	1,040	4.55	92,464	1,068	4.63

51,380	718	5.58	49,438	707	5.70	47,558	691	5.82
8,502	78	3.62	7,962	74	3.70	7,710	78	4.04
9,090	137	5.99	9,682	152	6.18	10,003	166	6.63

68,972	933	5.39	67,082	933	5.54	65,271	935	5.73

159,600	1,974	4.92	157,994	1,973	4.97	157,735	2,003	5.09

10,627	109	4.10	10,244	111	4.34	8,917	99	4.45
11,265	83	2.95	11,466	87	2.98	2,942	35	4.74

322,274	3,630	4.49	303,503	3,392	4.45	273,875	3,368	4.92
—	386	0.47	—	384	0.50	—	391	0.58

322,274	4,016	4.96	303,503	3,776	4.95	273,875	3,759	5.50

10,728			11,092			10,845
55,985			62,299			57,192

$388,987			$376,894			$341,912

56,755	58	0.40	52,570	52	0.39	52,196	71	0.55
63,202	141	0.89	58,576	126	0.85	53,302	156	1.18
28,456	200	2.80	29,814	217	2.89	31,330	243	3.09
10,648	31	1.13	7,581	22	1.17	6,841	24	1.44
7,520	33	1.77	7,099	33	1.80	7,542	35	1.88

166,581	463	1.10	155,640	450	1.15	151,211	529	1.40
55,378	133	0.95	46,359	114	0.98	37,957	139	1.47
11,670	31	1.06	11,978	32	1.05	2,381	5	0.80
7,970	50	2.48	8,850	57	2.58	8,121	58	2.84
6,551	9	0.53	7,136	15	0.87	3,590	8	0.88
35,855	357	3.97	36,388	365	4.02	35,751	366	4.10

284,005	1,043	1.46	266,351	1,033	1.54	239,011	1,105	1.85
—	31	0.04	—	26	0.04	—	51	0.09

284,005	1,074	1.50	266,351	1,059	1.58	239,011	1,156	1.94

45,696			44,755			42,589
27,145			33,803			27,950
32,141			31,985			32,362

$388,987			$376,894			$341,912

	$4,016	4.96%		$3,776	4.95%		$3,759	5.50%
	1,074	1.32		1,059	1.38		1,156	1.69

	$2,942	3.64%		$2,717	3.57%		$2,603	3.81%

WACHOVIA CORPORATION AND SUBSIDIARIES

NET INTEREST INCOME SUMMARIES(a)

(Unaudited)

	SIX MONTHS ENDED JUNE 30, 2004			SIX MONTHS ENDED JUNE 30, 2003
(In millions)	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid
ASSETS
Interest-bearing bank balances	$3,626	21	1.15%	$4,222	29	1.38%
Federal funds sold and securities purchased under resale agreements	24,303	123	1.02	10,624	64	1.20
Trading account assets	23,546	480	4.08	17,281	404	4.70
Securities	99,216	2,417	4.87	70,546	1,997	5.67
Loans
Commercial
Commercial, financial and agricultural	56,062	1,175	4.21	57,302	1,209	4.25
Real estate—construction and other	6,166	109	3.54	5,100	90	3.55
Real estate—mortgage	15,135	318	4.22	16,972	380	4.51
Lease financing	6,978	363	10.40	6,831	371	10.87
Foreign	6,897	82	2.40	6,545	97	3.00

Total commercial	91,238	2,047	4.51	92,750	2,147	4.66

Consumer
Real estate secured	51,634	1,396	5.42	47,354	1,399	5.92
Student loans	9,425	168	3.58	7,601	153	4.06
Installment loans	9,115	256	5.64	10,144	341	6.78

Total consumer	70,174	1,820	5.20	65,099	1,893	5.84

Total loans	161,412	3,867	4.81	157,849	4,040	5.15

Loans held for sale	14,181	292	4.12	7,763	175	4.51
Other earning assets	11,299	166	2.96	2,965	73	5.00

Total earning assets excluding derivatives	337,583	7,366	4.37	271,250	6,782	5.02
Risk management derivatives (b)	—	779	0.47	—	762	0.57

Total earning assets including derivatives	337,583	8,145	4.84	271,250	7,544	5.59

Cash and due from banks	11,105			10,866
Other assets	56,193			57,590

Total assets	$404,881			$339,706

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	67,786	148	0.44	51,545	150	0.59
Money market accounts	73,029	326	0.90	50,659	298	1.19
Other consumer time	26,891	365	2.73	31,997	506	3.18
Foreign	7,392	42	1.16	7,071	51	1.46
Other time	7,724	68	1.76	8,096	77	1.93

Total interest-bearing deposits	182,822	949	1.04	149,368	1,082	1.46
Federal funds purchased and securities sold under repurchase agreements	47,486	240	1.02	37,676	278	1.49
Commercial paper	12,117	62	1.03	2,492	9	0.75
Securities sold short	9,491	120	2.54	7,431	102	2.76
Other short-term borrowings	6,225	21	0.69	3,458	16	0.89
Long-term debt	37,555	742	3.95	37,240	754	4.05

Total interest-bearing liabilities excluding derivatives	295,696	2,134	1.45	237,665	2,241	1.90
Risk management derivatives (b)	—	185	0.13	—	99	0.08

Total interest-bearing liabilities including derivatives	295,696	2,319	1.58	237,665	2,340	1.98

Noninterest-bearing deposits	48,535			42,019
Other liabilities	28,034			27,814
Stockholders’ equity	32,616			32,208

Total liabilities and stockholders’ equity	$404,881			$339,706

Interest income and rate earned—including derivatives		$8,145	4.84%		$7,544	5.59%
Interest expense and equivalent rate paid—including derivatives		2,319	1.38		2,340	1.74

Net interest income and margin—including derivatives		$5,826	3.46%		$5,204	3.85%

(a)	Amounts presented in the six months ended June 30, 2003, have been reclassified to conform to the presentation in the six months ended June 30, 2004.
(b)	The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES

RECONCILIATION OF CERTAIN NON-GAAP FINANCIAL MEASURES

(Unaudited)

		2004		2003
(Dollars in millions, except per share data)	*	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE
Net income (GAAP)	A	$1,252	1,251	1,100	1,105	1,032
After tax change in accounting principle (GAAP)		—	—	—	(17)	—

Income before change in accounting principle (GAAP)		1,252	1,251	1,100	1,088	1,032
After tax merger-related and restructuring expenses (GAAP)		47	48	75	83	60

Income before change in accounting principle, excluding merger-related and restructuring expenses	B	1,299	1,299	1,175	1,171	1,092
After tax other intangible amortization (GAAP)		67	69	74	79	81

Income before change in accounting principle, excluding after tax merger-related and restructuring expenses, and other intangible amortization (Cash basis)	C	$1,366	1,368	1,249	1,250	1,173

NET INCOME AVAILABLE TO COMMON STOCKHOLDERS
Net income available to common stockholders (GAAP)	D	$1,252	1,251	1,100	1,105	1,031
After tax merger-related and restructuring expenses (GAAP)		47	48	75	83	60
After tax change in accounting principle (GAAP)		—	—	—	(17)	—

Net income available to common stockholders, excluding merger-related and restructuring expenses	E	1,299	1,299	1,175	1,171	1,091
After tax other intangible amortization (GAAP)		67	69	74	79	81

Net income available to common stockholders, excluding after tax merger-related and restructuring expenses, and other intangible amortization (Cash basis)	F	$1,366	1,368	1,249	1,250	1,172

RETURN ON AVERAGE COMMON STOCKHOLDERS’ EQUITY
Average common stockholders’ equity (GAAP)	G	$32,496	32,737	32,141	31,985	32,362
Merger-related and restructuring expenses (GAAP)		69	20	199	138	63
Change in accounting principle		—	—	—	(14)	—

Average common stockholders’ equity, excluding merger-related and restructuring expenses, and change in accounting principle	H	32,565	32,757	32,340	32,109	32,425
Average intangible assets (GAAP)	I	(12,326)	(12,351)	(12,380)	(12,250)	(12,250)

Average common stockholders’ equity (Cash basis)	J	$20,239	20,406	19,960	19,859	20,175

Return on average common stockholders’ equity
GAAP	D/G	15.49%	15.37	13.58	13.71	12.78
Excluding merger-related and restructuring expenses, and change in accounting principle	E/H	16.04	15.95	14.41	14.46	13.49
Return on average tangible common stockholders’ equity
GAAP	D/G+I	24.96	24.68	22.09	22.22	20.56
Cash basis	F/J	27.15%	26.97	24.83	24.97	23.32

RETURN ON AVERAGE ASSETS
Average assets (GAAP)	K	$411,074	398,688	388,987	376,894	341,912
Average intangible assets (GAAP)		(12,326)	(12,351)	(12,380)	(12,250)	(12,250)

Average tangible assets (GAAP)	L	398,748	386,337	376,607	364,644	329,662

Average assets (GAAP)		411,074	398,688	388,987	376,894	341,912
Merger-related and restructuring expenses (GAAP)		69	20	199	138	63
Change in accounting principle		—	—	—	(14)	—

Average assets excluding merger-related and restructuring expenses, and change in accounting principle	M	411,143	398,708	389,186	377,018	341,975
Average intangible assets (GAAP)		(12,326)	(12,351)	(12,380)	(12,250)	(12,250)

Average tangible assets excluding merger-related and restructuring expenses, and change in accounting principle	N	$398,817	386,357	376,806	364,768	329,725

Return on average assets
GAAP	A/K	1.22%	1.26	1.12	1.16	1.21
Excluding merger-related and restructuring expenses	B/M	1.27	1.31	1.20	1.23	1.28
Return on average tangible assets
GAAP	A/L	1.26	1.30	1.16	1.20	1.26
Cash basis	C/N	1.38%	1.42	1.32	1.36	1.43

WACHOVIA CORPORATION AND SUBSIDIARIES

RECONCILIATION OF CERTAIN NON-GAAP FINANCIAL MEASURES

(Unaudited)

		2004		2003
(Dollars in millions, except per share data)	*	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
OVERHEAD EFFICIENCY RATIOS
Noninterest expense (GAAP)	O	$3,487	3,656	3,766	3,570	3,001
Merger-related and restructuring expenses (GAAP)		(102)	(99)	(135)	(148)	(96)

Noninterest expense, excluding merger-related and restructuring expenses	P	3,385	3,557	3,631	3,422	2,905
Other intangible amortization (GAAP)		(107)	(112)	(120)	(127)	(131)

Noninterest expense (Cash basis)	Q	$3,278	3,445	3,511	3,295	2,774

Net interest income (GAAP)		$2,838	2,861	2,877	2,653	2,540
Tax-equivalent adjustment		65	62	65	64	63

Net interest income (Tax-equivalent)		$2,903	2,923	2,942	2,717	2,603
Fee and other income (GAAP)		2,599	2,757	2,604	2,616	2,158

Total	R	$5,502	5,680	5,546	5,333	4,761

Retail Brokerage Services, excluding insurance
Noninterest expense (GAAP)	S	$908	989	957	941	472

Net interest income (GAAP)		$117	107	82	69	30
Tax-equivalent adjustment		—	—	1	—	—

Net interest income (Tax-equivalent)		117	107	83	69	30
Fee and other income (GAAP)		907	1,031	1,008	1,001	532

Total	T	$1,024	1,138	1,091	1,070	562

Overhead efficiency ratios
GAAP	O/R	63.40%	64.36	67.90	66.95	63.03
Excluding merger-related and restructuring expenses	P/R	61.54	62.61	65.45	64.18	61.02
Excluding merger-related and restructuring expenses, and brokerage	P-S/R-T	55.34	56.53	60.00	58.23	57.93
Cash basis	Q/R	59.60	60.64	63.28	61.79	58.27
Cash basis excluding brokerage	Q-S/R-T	52.95%	54.06	57.30	55.24	54.81

OPERATING LEVERAGE
Operating leverage (GAAP)		$(11)	244	18	2	(1)
After tax merger-related and restructuring expenses (GAAP)		3	(36)	(12)	52	31

Operating leverage, excluding merger-related and restructuring expenses		(8)	208	6	54	30
After tax other intangible amortization (GAAP)		(5)	(8)	(7)	(4)	(9)

Operating leverage (Cash basis)		$(13)	200	(1)	50	21

DIVIDEND PAYOUT RATIOS ON COMMON SHARES
Dividends paid per common share	U	$0.40	0.40	0.35	0.35	0.29

Diluted earnings per common share (GAAP)	V	$0.95	0.94	0.83	0.83	0.77
Merger-related and restructuring expenses (GAAP)		0.03	0.04	0.05	0.06	0.04
Other intangible amortization (GAAP)		0.05	0.05	0.06	0.05	0.06
Change in accounting principle (GAAP)		—	—	—	(0.01)	—

Diluted earnings per common share (Cash basis)	W	$1.03	1.03	0.94	0.93	0.87

Dividend payout ratios (GAAP)
GAAP	U/V	42.11%	42.55	42.17	42.17	37.66
Cash basis	U/W	38.83%	38.83	37.23	37.63	33.33

*	The letter included in the columns are provided to show how the various ratios presented in the tables on pages 21 and 22 are calculated. For example, return on average assets on a GAAP basis is calculated by dividing income before change in accounting principle (GAAP) by average assets (GAAP) (i.e., A/K) and annualized where appropriate.

On July 15, 2004, Wachovia issued the following supplemental materials relating to its Second Quarter 2004 Earnings Release

Wachovia

Second Quarter 2004

Quarterly Earnings Report

July 15, 2004

READERS ARE ENCOURAGED TO REFER TO WACHOVIA’S RESULTS FOR THE QUARTER ENDED MARCH 31, 2004, PRESENTED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”), WHICH MAY BE FOUND IN WACHOVIA’S FIRST QUARTER REPORT ON FORM 10-Q.

ALL NARRATIVE COMPARISONS ARE WITH FIRST QUARTER 2004 UNLESS OTHERWISE NOTED.

THE INFORMATION CONTAINED HEREIN INCLUDES CERTAIN NON-GAAP FINANCIAL MEASURES. PLEASE REFER TO PAGES 36-39 FOR AN IMPORTANT EXPLANATION OF OUR USE OF NON-GAAP MEASURES AND RECONCILIATION OF THOSE NON-GAAP MEASURES TO GAAP.

Wachovia 2Q04 Quarterly Earnings Report

Second Quarter 2004 Financial Highlights

Versus 1Q04

•	Earnings of $1.3 billion, up slightly from record 1Q04 and 21% over 2Q03; EPS of $0.95 up 1% and up 23% from 2Q03

—	Excluding $0.03 per share of net merger-related and restructuring expenses; EPS of $0.98 matched strong 1Q04 results and increased 21% from 2Q03

•	Segment earnings reflect strong execution in core banking businesses

—	General Bank a record $751 million, up 9% and up 16% from 2Q03

—	Wealth Management a record $52 million, up 11% and up 49% from 2Q03

—	Corporate and Investment Bank down 5% from record 1Q04, up 56% from 2Q03

—	Capital Management, down 5% from record 1Q04 and up 44% from 2Q03 due to retail brokerage transaction

•	Revenue of $5.5 billion decreased 3% and up 16% from 2Q03

—	Net interest income declined $20 million, consistent with expectations; up 12% from 2Q03

•	Generated strong core deposit and loan growth of 7% and 3%, respectively

—	Fee and other income of $2.6 billion down 6% largely due to less favorable capital markets conditions and loss on a corporate real estate sale and leaseback

•	Total noninterest expense declined 5% to $3.5 billion

•	Credit quality continued to be exceptionally strong

—	Provision expense of $61 million rose $17 million from very low 1Q04 levels; down 69% from 2Q03

—	Net charge-offs were 17 bps of average loans

—	Total NPAs declined 9% to $1.0 billion; down 42% from 2Q03

•	Average diluted share count decreased 5.8 million shares to 1,320 million

•	Proposed merger with SouthTrust expected to close 4Q04

Page-1

Wachovia 2Q04 Quarterly Earnings Report

Earnings Reconciliation

Earnings Reconciliation	2004				2003						2 Q 04 EPS
(After-tax in millions, except per share data)	Second Quarter		First Quarter		Fourth Quarter		Third Quarter		Second Quarter		vs 1 Q 04	vs 2 Q 03
	Amount	EPS	Amount	EPS	Amount	EPS	Amount	EPS	Amount	EPS
Net income available to common stockholders (GAAP)	$1,252	0.95	1,251	0.94	1,100	0.83	1,105	0.83	1,031	0.77	1%	23
Dividends on preferred stock	—	—	—	—	—	—	—	—	1	—	—	—

Net income	1,252	0.95	1,251	0.94	1,100	0.83	1,105	0.83	1,032	0.77	1	23
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	17	(0.01)	—	—	—	—
Net merger-related and restructuring expenses	47	0.03	48	0.04	75	0.05	83	0.06	60	0.04	(25)	(25)

Earnings excluding merger-related and restructuring expenses, and cumulative effect of a change in accounting principle	1,299	0.98	1,299	0.98	1,175	0.88	1,171	0.88	1,092	0.81	—	21
Deposit base and other intangible amortization	67	0.05	69	0.05	74	0.06	79	0.05	81	0.06	—	(17)

Earnings excluding merger-related and restructuring expenses, other intangible amortization and cumulative effect of a change in accounting principle	$1,366	1.03	1,368	1.03	1,249	0.94	1,250	0.93	1,173	0.87	—%	18

•	Expected remaining amortization of existing intangibles for 2004: 3Q04 $0.05; 4Q04 $0.04; calculated using average diluted shares outstanding of 1,320 million

•	Expect additional amortization of intangibles resulting from the proposed merger with SouthTrust Corporation of approximately $0.01 in 4Q04

(See Appendix, page 15 for further detail)

Page-2

Wachovia 2Q04 Quarterly Earnings Report

Summary Results

Earnings Summary	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions, except per share data)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Net interest income (Tax-equivalent)	$2,903	2,923	2,942	2,717	2,603	(1)%	12
Fee and other income	2,599	2,757	2,604	2,616	2,158	(6)	20

Total revenue (Tax-equivalent)	5,502	5,680	5,546	5,333	4,761	(3)	16
Provision for credit losses	61	44	86	81	195	39	(69)
Other noninterest expense	3,278	3,445	3,511	3,295	2,774	(5)	18
Merger-related and restructuring expenses	102	99	135	148	96	3	6
Other intangible amortization	107	112	120	127	131	(4)	(18)

Total noninterest expense	3,487	3,656	3,766	3,570	3,001	(5)	16
Minority interest in income of consolidated subsidiaries	45	57	63	55	16	(21)	181

Income before income taxes and cumulative effect of a change in accounting principle (Tax-equivalent)	1,909	1,923	1,631	1,627	1,549	(1)	23
Income taxes (Tax-equivalent)	657	672	531	539	517	(2)	27

Income before cumulative effect of a change in accounting principle	1,252	1,251	1,100	1,088	1,032	—	21
Cumulative effect of a change in accounting principle	—	—	—	17	—	—	—

Net income	$1,252	1,251	1,100	1,105	1,032	—%	21

Diluted earnings per common share	$0.95	0.94	0.83	0.83	0.77	1%	23
Dividend payout ratio on common shares	42.11%	42.55	42.17	42.17	37.66	—	—
Return on average common stockholders' equity	15.49	15.37	13.58	13.71	12.78	—	—
Return on average assets	1.22	1.26	1.12	1.16	1.21	—	—
Overhead efficiency ratio (Tax-equivalent)	63.40%	64.36	67.90	66.95	63.03	—	—
Operating leverage (Tax-equivalent)	$(11)	244	18	2	(1)	—%	—

•	Net interest income declined $20 million, to $2.9 billion

—	2Q04 decline more modest than originally expected due to higher trading assets and strong loan fee income

•	Fee and other income decreased 6% or $158 million from record 1Q04, as growth in service charges and other banking fees were more than offset by reduced retail brokerage activity, lower trading profits, principal investing net gains and other income due to a corporate real estate sale and leaseback

•	Provision expense rose $17 million to $61 million from exceptionally low levels in 1Q04

•	Expenses declined 5% largely on lower brokerage commission expense and lower legal costs

(See Appendix, pages 15 - 18 for further detail)

MINORITY INTEREST IN PRE-TAX INCOME OF CONSOLIDATED ENTITIES IS ACCOUNTED FOR AS AN EXPENSE ON OUR INCOME STATEMENT. BEGINNING IN THE THIRD QUARTER 2003, MINORITY INTEREST INCLUDES THE EXPENSE REPRESENTED BY PRUDENTIAL FINANCIAL, INC.’S 38% OWNERSHIP INTEREST IN WACHOVIA SECURITIES FINANCIAL HOLDINGS, LLC (WSFH) CREATED ON JULY 1, 2003, IN ADDITION TO THE EXPENSE ASSOCIATED WITH OTHER MINORITY INTERESTS IN OUR CONSOLIDATED SUBSIDIARIES.

THIS GAAP BASIS MINORITY INTEREST EXPENSE IS NOT ACCOUNTED FOR IN THE SAME MANNER IN THE FINANCIAL STATEMENTS OF PRUDENTIAL FINANCIAL, INC. UNDER PURCHASE ACCOUNTING, EACH ENTITY CONTRIBUTING BUSINESSES TO WSFH RECORDS FAIR VALUE ADJUSTMENTS TO THE ASSETS AND LIABILITIES CONTRIBUTED BY THE OTHER ENTITY. THEREFORE, THE AMOUNT REFLECTED HEREIN SHOULD NOT BE USED TO FORECAST THE IMPACT OF PRUDENTIAL FINANCIAL’S MINORITY INTEREST IN WSFH ON ITS RESULTS.

Page-3

Wachovia 2Q04 Quarterly Earnings Report

Other Financial Measures

Performance Highlights

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(Dollars in millions, except per share data)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Earnings excluding merger-related and restructuring expenses, and cumulative effect of a change in accounting principle(a)(b)
Net income	$1,299	1,299	1,175	1,171	1,092	—%	19
Return on average assets	1.27%	1.31	1.20	1.23	1.28	—	—
Return on average common stockholders’ equity	16.04	15.95	14.41	14.46	13.49	—	—
Overhead efficiency ratio (Tax-equivalent)	61.54	62.61	65.45	64.18	61.02	—	—
Overhead efficiency ratio excluding brokerage (Tax-equivalent)	55.34%	56.53	60.00	58.23	57.93	—	—
Operating leverage (Tax-equivalent)	$(8)	208	6	54	30	—%	—

Earnings excluding merger-related and restructuring expenses, other intangible amortization and cumulative effect of a change in accounting principle(a)(b)
Net income	$1,366	1,368	1,249	1,250	1,173	—%	16
Dividend payout ratio on common shares	38.83%	38.83	37.23	37.63	33.33	—	—
Return on average tangible assets	1.38	1.42	1.32	1.36	1.43	—	—
Return on average tangible common stockholders’ equity	27.15	26.97	24.83	24.97	23.32	—	—
Overhead efficiency ratio (Tax-equivalent)	59.60	60.64	63.28	61.79	58.27	—	—
Overhead efficiency ratio excluding brokerage (Tax-equivalent)	52.95%	54.06	57.30	55.24	54.81	—	—
Operating leverage (Tax-equivalent)	$(13)	200	(1)	50	21	—%	—

Other financial data
Net interest margin	3.37%	3.55	3.64	3.57	3.81	—	—
Fee and other income as % of total revenue	47.24	48.53	46.95	49.05	45.34	—	—
Effective income tax rate	32.19	32.73	29.76	30.41	30.54	—	—
Tax rate (Tax-equivalent) (c)	34.44%	34.93	32.57	33.10	33.37	—	—

Asset quality
Allowance for loan losses as % of loans, net (d)	1.35%	1.40	1.42	1.49	1.54	—	—
Allowance for credit losses as % of loans, net (d)	1.43	1.49	1.51	1.59	1.66	—	—
Allowance for loan losses as % of nonperforming assets (d)	241	218	205	164	154	—	—
Net charge-offs as % of average loans, net	0.17	0.13	0.39	0.33	0.43	—	—
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.55%	0.63	0.69	0.95	1.04	—	—

Capital adequacy
Tier 1 capital ratio (e)	8.35%	8.54	8.52	8.67	8.33	—	—
Tangible capital ratio (including FAS 115/133)	4.96	5.25	5.15	5.41	5.74	—	—
Tangible capital ratio (excluding FAS 115/133)	4.85	4.85	4.83	4.99	5.17
Leverage ratio (e)	6.23%	6.33	6.36	6.56	6.78	—	—

Other
Average diluted common shares	1,320	1,326	1,332	1,338	1,346	—%	(2)
Actual common shares	1,309	1,312	1,312	1,328	1,332	—	(2)
Dividends paid per common share	$0.40	0.40	0.35	0.35	0.29	—	38
Book value per common share	24.93	25.42	24.71	24.71	24.37	(2)	2
Common stock price	44.50	47.00	46.59	41.19	39.96	(5)	11
Market capitalization	$58,268	61,650	61,139	54,701	53,228	(5)	9
Common stock price to book	178%	185	189	167	164	—	—
FTE employees	85,042	85,460	86,114	86,635	78,965	—	8
Total financial centers/brokerage offices	3,272	3,305	3,360	3,399	3,176	(1)	3
ATMs	4,396	4,404	4,408	4,420	4,479	—%	(2)

(a)	See tables on page 2, and on pages 37 through 39 for reconciliation to earnings prepared in accordance with GAAP.
(b)	See page 3 for the most directly comparable GAAP financial measure and pages 37 through 39 for reconciliation to earnings prepared in accordance with GAAP.
(c)	The tax-equivalent tax rate applies to fully tax-equivalized revenues.
(d)	As of June 30, 2004, the reserve for unfunded lending commitments has been reclassified from the allowance for loan losses to other liabilities.
(e)	The second quarter of 2004 is based on estimates.

Key Points

•	Cash overhead efficiency ratio of 59.60%; excluding our large retail brokerage operation, ratio was 52.95%

•	Net interest margin decreased 18 bps to 3.37% largely on growth in lower-yielding assets from continued investment of FDIC-insured sweep deposit growth, up an average $6.0 billion during the quarter, and $5.2 billion in incremental trading assets

•	Allowance to NPAs of 241%

—	Reflects revised reporting of reserves attributable to unfunded lending commitments

•	Allowance to loans of 1.35% dropped slightly due to overall improvement in credit quality and continued shift in mix toward lower risk loans

•	Average diluted shares down 5.8 million reflecting repurchase of 7.5 million shares at an average cost of $46.16 per share, partially offset by shares associated with the net effect of employee stock option activity

(See Appendix, pages 15-18 for further detail)

Page-4

Wachovia 2Q04 Quarterly Earnings Report

Loan and Deposit Growth

Average Balance Sheet Data

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Assets
Trading assets	$26,135	20,956	20,038	18,941	18,254	25%	43
Securities	100,209	98,222	94,584	78,436	68,994	2	45
Commercial loans, net
General Bank	52,070	50,837	50,468	50,012	50,097	2	4
Corporate and Investment Bank	29,843	29,748	30,861	31,939	34,385	—	(13)
Other	10,194	9,783	9,299	8,961	7,982	4	28

Total commercial loans, net	92,107	90,368	90,628	90,912	92,464	2	—
Consumer loans, net	71,535	68,813	68,972	67,082	65,271	4	10

Total loans, net	163,642	159,181	159,600	157,994	157,735	3	4

Loans held for sale	15,603	12,759	10,627	10,244	8,917	22	75
Other earning assets (a)	39,258	39,202	37,425	37,888	19,975	—	97

Total earning assets	344,847	330,320	322,274	303,503	273,875	4	26
Cash	11,254	10,957	10,728	11,092	10,845	3	4
Other assets	54,973	57,411	55,985	62,299	57,192	(4)	(4)

Total assets	$411,074	398,688	388,987	376,894	341,912	3%	20

Liabilities and Stockholders’ Equity
Core interest-bearing deposits	173,343	162,070	148,413	140,960	136,828	7	27
Foreign and other time deposits	14,883	15,349	18,168	14,680	14,383	(3)	3

Total interest-bearing deposits	188,226	177,419	166,581	155,640	151,211	6	24
Short-term borrowings	75,586	75,053	81,569	74,323	52,049	1	45
Long-term debt	37,840	37,269	35,855	36,388	35,751	2	6

Total interest-bearing liabilities	301,652	289,741	284,005	266,351	239,011	4	26
Noninterest-bearing deposits	50,466	46,603	45,696	44,755	42,589	8	18
Other liabilities	26,460	29,607	27,145	33,803	27,950	(11)	(5)

Total liabilities	378,578	365,951	356,846	344,909	309,550	3	22
Stockholders’ equity	32,496	32,737	32,141	31,985	32,362	(1)	—

Total liabilities and stockholders’ equity	$411,074	398,688	388,987	376,894	341,912	3%	20

(a) Includes interest-bearing bank balances, federal funds sold and securities purchased under resale agreements.

Memoranda
Low-cost core deposits	$184,094	167,765	154,176	145,558	137,366	10%	34
Other core deposits	39,715	40,908	39,933	40,157	42,051	(3)	(6)

Total core deposits	$223,809	208,673	194,109	185,715	179,417	7%	25

Key Points

•	Trading assets up 25% due to growth in structured product warehouses and higher customer transaction activity

—	Average VAR relatively modest at $20 million

•	Securities increased $2.0 billion reflecting continued growth in FDIC-insured sweep deposits

—	Duration of investment portfolio increased to 3.2 years from 2.2 years at 1Q04; excluding floating rate assets tied to our FDIC-insured sweep product, duration rose to 3.5 years from 2.4 years

•	Commercial loans grew 2%, or 8% annualized, to $92 billion; period-end commercial loans up $3.8 billion or 4%

—	General Bank generated commercial and commercial real estate loan growth of 2% or $1.2 billion

—	Corporate and Investment Bank commercial loans were up $95 million

•	Consumer loans grew 4%, or 16% annualized, and were up 10% from 2Q03 due to continued growth in consumer real estate secured, student and auto loans

—	Retail and Small Business consumer loan production up 25% to $15.8 billion; up 17% excluding mortgage

—	Securitized $2.0 billion of consumer auto loans in late June

•	Total earning assets include $14.1 billion of consumer loans held for sale, up 29% and $6.2 billion of margin loans

•	Low-cost core deposits up 10% and up 34% from 2Q03 levels; total core deposits increased 7% and increased 25% from 2Q03 levels

—	Total core deposits include an additional $6.0 billion of FDIC-insured sweep deposits, of which $5.7 billion were low-cost core

—	Low-cost core deposits, excluding FDIC-insured sweep deposits, were up 7% and 21% from 2Q03

(See Appendix, pages 16-17 for further detail)

Page-5

Wachovia 2Q04 Quarterly Earnings Report

Fee and Other Income

Fee and Other Income

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Service charges	$489	471	436	439	426	4%	15
Other banking fees	293	259	241	257	248	13	18
Commissions	682	792	778	765	468	(14)	46
Fiduciary and asset management fees	675	679	672	662	474	(1)	42
Advisory, underwriting and other
investment banking fees	197	192	213	191	220	3	(10)
Trading account profits (losses)	39	74	5	(46)	49	(47)	(20)
Principal investing	15	38	(13)	(25)	(57)	(61)	—
Securities gains (losses)	36	2	(24)	22	10	—	—
Other income	173	250	296	351	320	(31)	(46)

Total fee and other income	$2,599	2,757	2,604	2,616	2,158	(6)%	20

Key Points

•	Fee and other income decreased 6% to $2.6 billion from record 1Q04; up 20% from 2Q03 largely due to retail brokerage transaction

•	Service charges grew 4% as growth in consumer charges of 11% was partially offset by seasonal declines in commercial DDA charges; service charges up 15% over the prior year quarter

•	Other banking fees rose 13% driven by higher debit card interchange volume and consumer mortgage originations; up 18% over 2Q03

•	Commissions decreased 14% due to lower retail brokerage transaction activity

•	Advisory, underwriting and other investment banking fees grew 3% or $5 million

—	Strength in structured products partially offset by declines in investment grade and convertible debt origination activity; loan syndication revenues remained strong

•	Trading account profits declined $35 million to $39 million from very strong 1Q04

•	Securities gains of $36 million primarily reflect a $6 million loss in the investment portfolio and $36 million of gains associated with corporate banking activity

•	Other income declined $77 million or 31%; included a $68 million loss associated with a corporate real estate sale and leaseback and lower securitization income

(See Appendix, pages 17—18 for further detail)

Page-6

Wachovia 2Q04 Quarterly Earnings Report

Noninterest Expense

Noninterest Expense

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Salaries and employee benefits	$2,164	2,182	2,152	2,109	1,748	(1)%	24
Occupancy	224	229	244	220	190	(2)	18
Equipment	253	259	285	264	238	(2)	6
Advertising	48	48	56	38	34	—	41
Communications and supplies	157	151	156	159	140	4	12
Professional and consulting fees	126	109	146	109	105	16	20
Sundry expense	306	467	472	396	319	(34)	(4)

Other noninterest expense	3,278	3,445	3,511	3,295	2,774	(5)	18
Merger-related and restructuring expenses	102	99	135	148	96	3	6
Other intangible amortization	107	112	120	127	131	(4)	(18)

Total noninterest expense	$3,487	3,656	3,766	3,570	3,001	(5)%	16

Key Points

•	Other noninterest expense decreased 5%; up 18% from 2Q03 due to retail brokerage transaction

•	Salaries and employee benefits were 1% lower primarily due to lower retail brokerage commissions

•	Occupancy and equipment expenses declined reflecting the benefits of integration efforts

•	Sundry expense fell $161 million largely due to lower legal costs from higher 1Q04 levels and lower brokerage-related expenses

(See Appendix, page 18 for further detail)

Page-7

Wachovia 2Q04 Quarterly Earnings Report

Consolidated Results—Segment Summary

Wachovia Corporation

Performance Summary

	Three Months Ended June 30, 2004
(In millions)	General Bank	Capital Management	Wealth Management	Corporate and Investment Bank	Parent	Merger-Related and Restructuring Expenses	Total Corporation
Income statement data
Total revenue (Tax-equivalent)	$2,543	1,364	269	1,296	30	—	5,502
Noninterest expense	1,297	1,147	187	616	138	102	3,487
Minority interest	—	—	—	—	70	(25)	45
Segment earnings (loss)	$751	138	52	431	(73)	(47)	1,252

Performance and other data
Economic profit	$575	101	37	274	(72)	—	915
Risk adjusted return on capital (RAROC)	55.11%	41.66	50.88	34.23	(2.82)	—	37.67
Economic capital, average	$5,247	1,336	369	4,735	2,109	—	13,796
Cash overhead efficiency ratio (Tax-equivalent)	51.03%	84.08	69.95	47.59	96.06	—	59.60
FTE employees	34,487	19,461	3,674	4,525	22,895	—	85,042

Business mix/Economic capital
Based on total revenue	46.22%	24.79	4.89	23.56
Based on segment earnings	57.81	10.62	4.00	33.18
Average economic capital change (2Q04 vs. 2Q03)	(8.00)%	88.00	—	(21.00)

Page-8

Wachovia 2Q04 Quarterly Earnings Report

General Bank

This segment includes Retail and Small Business and Commercial.

General Bank

Performance Summary

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income statement data
Net interest income (Tax-equivalent)	$1,902	1,856	1,875	1,882	1,811	2%	5
Fee and other income	601	568	501	561	572	6	5
Intersegment revenue	40	38	49	46	42	5	(5)

Total revenue (Tax-equivalent)	2,543	2,462	2,425	2,489	2,425	3	5
Provision for credit losses	65	68	145	120	100	(4)	(35)
Noninterest expense	1,297	1,314	1,386	1,318	1,307	(1)	(1)
Income taxes (Tax-equivalent)	430	391	325	384	372	10	16

Segment earnings	$751	689	569	667	646	9%	16

Performance and other data
Economic profit	$575	506	422	499	466	14%	23
Risk adjusted return on capital (RAROC)	55.11%	48.92	41.17	45.84	43.68	—	—
Economic capital, average	$5,247	5,366	5,559	5,681	5,713	(2)	(8)
Cash overhead efficiency ratio (Tax-equivalent)	51.03%	53.35	57.14	52.96	53.91	—	—
Lending commitments	$73,196	69,977	65,457	63,509	63,712	5	15
Average loans, net	122,028	118,123	116,336	114,535	113,267	3	8
Average core deposits	$166,628	160,845	158,091	155,296	151,409	4	10
FTE employees	34,487	34,382	34,550	34,882	35,300	—%	(2)

General Bank Key Metrics
	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Customer overall satisfaction score (a)	6.57	6.58	6.57	6.55	6.54	—%	—
New/Lost ratio	1.38	1.41	1.28	1.17	1.11	(2)	24
Online product and service enrollments (In thousands) (b)	6,986	6,637	6,239	5,915	5,609	5	25
Online active customers (In thousands) (b)	2,514	2,240	2,144	1,991	1,884	12	33
Financial centers	2,519	2,531	2,565	2,580	2,619	—	(4)
ATMs	4,396	4,404	4,408	4,420	4,479	—%	(2)

(a)	Gallup survey measured on a 1-7 scale; 6.4 = “best in class”.
(b)	Retail and small business.

Segment earnings a record $751 million, up 9% and up 16% from 2Q03

•	Total revenue increased 3% and increased 5% from 2Q03 driven by strength in net interest income, growth in other banking fees and consumer service charges

—	Non-mortgage-related revenue up 3% to $2.4 billion; up 9% from 2Q03

—	Mortgage revenue increased 23% to $112 million; down 45% versus 2Q03

•	Provision expense declined 4% and was down 35% from 2Q03

—	Gross charge-offs of $95 million and recoveries of $30 million vs. $103 million and $38 million, respectively, in 1Q04

•	Expenses declined 1% despite higher salaries and incentives expense; 1Q04 more reflective of normal levels

—	Reflects lower legal and advertising expenses

•	Average loans up 3% largely on growth in home equity; up 8% from 2Q03

•	Low-cost core deposit momentum continued with 6% growth and 20% growth over 2Q03; core deposits grew 4% and rose 10% over 2Q03

•	Strong customer satisfaction scores and customer acquisition results continue

(See Appendix, pages 19-21 for further discussion of business unit results)

Page-9

Wachovia 2Q04 Quarterly Earnings Report

Capital Management

This segment includes Asset Management and Retail Brokerage Services.

Capital Management

Performance Summary

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income statement data
Net interest income (Tax-equivalent)	$131	118	95	79	37	11%	—
Fee and other income	1,245	1,350	1,327	1,304	814	(8)	53
Intersegment revenue	(12)	(13)	(17)	(17)	(16)	8	25

Total revenue (Tax-equivalent)	1,364	1,455	1,405	1,366	835	(6)	63
Provision for credit losses	—	—	—	—	—	—	—
Noninterest expense	1,147	1,226	1,196	1,161	683	(6)	68
Income taxes (Tax-equivalent)	79	83	75	75	56	(5)	41

Segment earnings	$138	146	134	130	96	(5)%	44

Performance and other data
Economic profit	$101	108	96	94	76	(6)%	33
Risk adjusted return on capital (RAROC)	41.66%	41.83	38.52	39.79	53.80	—	—
Economic capital, average	$1,336	1,403	1,374	1,299	712	(5)	88
Cash overhead efficiency ratio (Tax-equivalent)	84.08%	84.25	85.07	84.98	81.97	—	—
Average loans, net	$254	139	156	135	137	83	85
Average core deposits	$24,732	18,360	7,015	1,630	1,226	35	—
FTE employees	19,461	19,581	19,937	20,012	12,404	(1)%	57

Capital Management Key Metrics
	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Separate account assets	$143,368	146,405	137,267	126,560	123,223	(2)%	16
Mutual fund assets	104,217	104,154	109,359	113,700	115,414	—	(10)

Total assets under management (a)	247,585	250,559	246,626	240,260	238,637	(1)	4
Securities lending	36,500	36,200	—	—	—	1	—

Total assets under management and securities lending	$284,085	286,759	246,626	240,260	238,637	(1)	19

Gross fluctuating mutual fund sales	$3,884	4,378	3,892	4,802	6,645	(11)	(42)

Full-service financial advisors series 7	8,009	8,133	8,192	8,309	4,613	(2)	74
Financial center advisors series 6	2,871	3,081	3,270	3,316	3,331	(7)	(14)
Broker client assets (b)	$618,800	623,000	603,100	568,500	282,200	(1)	—
Margin loans	$6,161	6,143	6,097	5,832	2,436	—	—
Brokerage offices (Actual)	3,240	3,273	3,328	3,367	3,146	(1)%	3

(a)	Includes $60 billion in assets managed for Wealth Management which are also reported in that segment.
(b)	First quarter 2004 balance restated to be consistent with second quarter 2004 presentation. Information is not available for prior periods.

Retail Brokerage Integration

	2004						% of Goal Complete
	Second Quarter	First Quarter	2003	Cumulative Total	Goal
Merger costs (Dollars in millions)	$432	90	203	725	1,020	(a)	71%
Position reductions	125	109	86	320	1,750		18
Real estate square footage reduction (In millions)	0.2	0.2	0.5	0.9	2.7		33
Branches consolidated	32	24	22	78	153		51%

(a)	Lowered original estimate of $1.128 billion by $108 million.

Segment earnings of $138 million, down 5% and up 44% from 2Q03

•	Revenue down 6%

—	Brokerage commissions decreased $115 million and more than offset $13 million improvement in net interest income and $17 million net benefit from the sale of two non-strategic businesses

•	Expenses declined 6% reflecting lower volume-based commissions

•	AUM relatively flat compared to 1Q04, consistent with the equity markets, before the effects of approximately $2 billion transfer of Evergreen money market funds to our FDIC-insured sweep product

—	68% of Evergreen portfolios rated 4 or 5 stars; 69% of fluctuating taxable funds in top 2 three-year Lipper quartiles

•	Retail brokerage merger integration proceeding as planned; regretted broker attrition better than expected; 32 branches consolidated during the quarter

•	Reducing estimated retail brokerage transaction merger costs to $1.0 billion; $500 million of merger-related and restructuring expenses and $520 million of PAAs

(See Appendix, pages 22-23 for further discussion of business unit results)

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Wachovia 2Q04 Quarterly Earnings Report

Wealth Management

This segment includes Private Banking, Personal Trust, Investment Advisory Services, Charitable Services, Financial Planning, and Insurance Brokerage (property and casualty and high net worth life).

Wealth Management

Performance Summary

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income statement data
Net interest income (Tax-equivalent)	$119	114	114	112	105	4%	13
Fee and other income	147	143	138	131	132	3	11
Intersegment revenue	3	1	1	2	2	—	50

Total revenue (Tax-equivalent)	269	258	253	245	239	4	13
Provision for credit losses	—	—	1	2	5	—	—
Noninterest expense	187	185	187	183	179	1	4
Income taxes (Tax-equivalent)	30	26	24	21	20	15	50

Segment earnings	$52	47	41	39	35	11%	49

Performance and other data
Economic profit	$37	32	25	24	23	16%	61
Risk adjusted return on capital (RAROC)	50.88%	45.09	37.51	35.38	36.19	—	—
Economic capital, average	$369	379	385	383	368	(3)	—
Cash overhead efficiency ratio (Tax-equivalent)	69.95%	71.37	74.24	74.51	74.77	—	—
Lending commitments	$4,445	4,117	4,012	3,843	3,678	8	21
Average loans, net	10,534	10,309	9,926	9,705	9,558	2	10
Average core deposits	$12,032	11,488	11,322	11,055	10,754	5	12
FTE employees	3,674	3,745	3,791	3,802	3,842	(2)%	(4)

Wealth Management Key Metrics
	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Investment assets under administration	$108,749	109,174	107,161	100,769	100,501	—%	8

Assets under management (a)	$60,000	60,200	59,600	57,100	57,500	—	4

Client relationships (Actual) (b)	66,624	70,630	70,897	70,279	64,719	(6)	3
Wealth Management advisors (Actual)	958	954	960	993	1,027	—%	(7)

(a)	These assets are managed by and reported in Capital Management. Historical periods have been restated to reflect the transfer of assets from Wealth Management to other channels that best meet client needs.
(b)	Historical periods not restated to reflect the transfer of 3,739 client relationships to the Private Advisory Group and other retail channels in the General Bank.

Future restatements may occur as relationships are moved to channels that best meet client needs.

Segment earnings a record $52 million, up 11% and 49% from 2Q03

•	Fee and other income increased 3% and rose 11% from 2Q03, driven by growth in trust and investment management fees and insurance commissions

•	Cash efficiency ratio now under 70%, improved over 480 bps from 74.77% in 2Q03

•	Average loans up 2% and up 10% from 2Q03 and average core deposits up 5% and up 12% from 2Q03, reflecting continued private banking momentum

•	AUM consistent with 1Q04, reflecting stable market conditions, and up 4% from 2Q03 largely attributable to higher market valuations and continued sales momentum

(See Appendix, page 24 for further discussion of business unit results)

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Wachovia 2Q04 Quarterly Earnings Report

Corporate and Investment Bank

This segment includes Corporate Lending, Investment Banking, Global Treasury and Trade Finance, and Principal Investing.

Corporate and Investment Bank

Performance Summary

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income statement data
Net interest income (Tax-equivalent)	$610	594	591	572	568	3%	7
Fee and other income	716	743	621	539	556	(4)	29
Intersegment revenue	(30)	(27)	(34)	(31)	(27)	11	11

Total revenue (Tax-equivalent)	1,296	1,310	1,178	1,080	1,097	(1)	18
Provision for credit losses	(4)	(26)	35	10	95	(85)	—
Noninterest expense	616	617	648	578	559	—	10
Income taxes (Tax-equivalent)	253	263	185	181	166	(4)	52

Segment earnings	$431	456	310	311	277	(5)%	56

Performance and other data
Economic profit	$274	280	161	138	130	(2)%	—
Risk adjusted return on capital (RAROC)	34.23%	34.52	23.47	21.10	19.77	—	—
Economic capital, average	$4,735	4,794	5,138	5,401	5,974	(1)	(21)
Cash overhead efficiency ratio (Tax-equivalent)	47.59%	47.06	55.04	53.37	51.05	—	—
Lending commitments	$75,295	71,147	69,728	69,481	72,275	6	4
Average loans, net	29,850	29,755	30,869	31,947	34,393	—	(13)
Average core deposits	$18,772	16,748	16,465	16,422	14,744	12	27
FTE employees	4,525	4,355	4,317	4,224	4,229	4%	7

Segment earnings of $431 million down 5% and up 56% from 2Q03

•	Revenue of $1.3 billion remained relatively flat versus record 1Q04 and up 18% from 2Q03

—	Net interest income up 3% on strong core deposit growth of 12% and 27% from 2Q03; also reflects improving loan mix

Corporate and Investment Bank

Sub-segment Revenue

	2004	2003	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	Second Quarter
Investment Banking	$567	491	15%
Corporate Lending	480	436	10
Global Treasury and Trade Finance	240	227	6
Principal Investing	9	(57)	116

Total revenue (Tax-equivalent)	$1,296	1,097	18%

Memoranda
Total net trading revenue (Tax-equivalent)	$254	247	3%

•	Provision recovery of $4 million reflects gross charge-offs of $15 million (21 bps of average loans), and gains and recoveries of $19 million

•	Expenses remained relatively flat as higher salary and benefit expense was largely offset by lower incentives

•	Average loans increased slightly with growth in asset-based lending and international correspondent banking; also reflects the sale or transfer to held for sale of $59 million of loans ($32 million sold and $27 million transferred)

(See Appendix, pages 25 – 28 for further discussion of business unit results)

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Wachovia 2Q04 Quarterly Earnings Report

Asset Quality

Asset Quality

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Nonperforming assets
Nonaccrual loans	$863	968	1,035	1,391	1,501	(11)%	(43)
Foreclosed properties	104	103	111	116	130	1	(20)

Total nonperforming assets	$967	1,071	1,146	1,507	1,631	(10)%	(41)

as % of loans, net and foreclosed properties	0.56%	0.64	0.69	0.91	1.00	—	—

Nonperforming assets in loans held for sale	$68	67	82	160	167	1%	(59)

Total nonperforming assets in loans and in loans held for sale	$1,035	1,138	1,228	1,667	1,798	(9)%	(42)

as % of loans, net, foreclosed properties and loans in other assets as held for sale	0.55%	0.63	0.69	0.95	1.04	—	—

Allowance for credit losses (a)
Allowance for loan losses, beginning of period	$2,338	2,348	2,474	2,510	2,553	—%	(8)
Net charge-offs	(68)	(52)	(156)	(132)	(169)	31	(60)
Allowance relating to loans transferred or sold	(3)	(9)	(57)	(22)	(69)	(67)	(96)
Provision for credit losses related to loans transferred or sold (b)	(9)	(8)	24	—	26	13	—
Provision for credit losses	73	59	63	118	169	24	(57)

Allowance for loan losses, end of period	2,331	2,338	2,348	2,474	2,510	—	(7)

Reserve for unfunded lending commitments, beginning of period	149	156	157	194	194	(4)	(23)
Provision for credit losses	(3)	(7)	(1)	(37)	—	(57)	—

Reserve for unfunded lending commitments, end of period	146	149	156	157	194	(2)	(25)

Allowance for credit losses	$2,477	2,487	2,504	2,631	2,704	—%	(8)

Allowance for loan losses
as % of loans, net	1.35%	1.40	1.42	1.49	1.54	—	—
as % of nonaccrual and restructured loans (c)	270	242	227	178	167	—	—
as % of nonperforming assets (c)	241	218	205	164	154	—	—
Allowance for credit losses
as % of loans, net	1.43%	1.49	1.51	1.59	1.66	—	—

Net charge-offs	$68	52	156	132	169	31%	(60)
Commercial, as % of average commercial loans	0.08%	(0.05)	0.31	0.21	0.42	—	—
Consumer, as % of average consumer loans	0.28	0.36	0.50	0.51	0.44	—	—
Total, as % of average loans, net	0.17%	0.13	0.39	0.33	0.43	—	—

Past due loans, 90 days and over, and nonaccrual loans (c)
Commercial, as a % of loans, net	0.66%	0.78	0.87	1.20	1.30	—	—
Consumer, as a % of loans, net	0.86%	0.77	0.77	0.76	0.80	—	—

(a)	The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments.
(b)	The provision related to loans transferred or sold includes recovery of lower of cost or market losses.
(c)	These ratios do not include nonperforming assets included in other assets as held for sale.

Key Points

•	Net charge-offs of $68 million, or 17 bps of average loans, rose 31%, reflecting lower gross charge-offs of $108 million, or 27 bps, and lower recoveries totaling $40 million

•	Provision expense of $61 million rose $17 million and included $9 million net benefit associated with loan sales

•	Revised allowance reporting reflects a separation of reserve for unfunded lending commitments from allowance for loan losses

•	Allowance for loan losses totaled $2.3 billion, or 1.35% of loans; declined $7 million reflecting continued improvement in credit quality; balance reflects a $3 million reduction relating to the sale, securitization or transfer of loans to held for sale

—	Allowance for credit losses to loans of 1.43%

—	Allowance for loan losses to nonperforming assets improved to 241% from 218% in 1Q04; strongest in company’s history

•	Continued proactive portfolio management actions

—	Sold $84 million of exposure out of the loan portfolio including $40 million of outstandings, of which $19 million were nonperforming loans

—	Also transferred $32 million of commercial loan exposure, including $27 million outstanding to held for sale

(See Appendix, pages 30-32 for further detail)

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Wachovia 2Q04 Quarterly Earnings Report

2004 Full Year Outlook—No Change in Overall Expectations

Anticipate Benefits of Better Credit Quality to Be Offset by Weaker Brokerage and Principal Investing Results

Excludes The Effect of the Proposed Merger with SouthTrust

Italics denotes change in outlook

(Versus Full-Year 2003 Unless Otherwise Noted; Reflects Full-Year Effect of Larger Retail Brokerage Operation

vs. 6 months in 2003)

Total Revenue	Expected % growth in low double-digit range

Net Interest Income	Expected % growth in mid single-digit range

Net Interest Margin	Expected to remain relatively flat excluding the impact of the following items totaling—30 BPS
	Full-year effect of larger brokerage operation	-9 bps
	Securities growth—FDIC-Insured money market sweep	-15 bps
	Full year effect of FIN 46 consolidation	-6 bps

Fee Income	Anticipate % growth in mid-to-upper teens range

Noninterest Expense	Expected % growth in high single-digit range; marginally lower than revenue

Expected Loan Growth	Expect mid single-digit % growth from 4Q03 (excluding securitizations)

	Consumer	Mid single-digit % growth
	Commercial and Industrial	Mid single-digit % growth
	Small Business	Mid–to-high teens % growth
	Commercial	Mid single-digit % growth
	Large Corporate	Relatively flat
	Commercial real estate	Low single-digit % growth

Charge-offs	15-25 bps of average net loans range

Provision expected to be within this range

Effective Tax Rate	Approximately 35% (tax-equivalent)

Leverage Ratio	Target > 6.00%

Dividend Payout Ratio	40%–50% of earnings (before merger-related and restructuring expenses and other intangible amortization)

Excess Capital	Opportunistically repurchase shares; authorization for 107.7 million shares remaining

Financially attractive, shareholder friendly small acquisitions

Additional Estimated Impact of Proposed SouthTrust Merger

As Presented in June 21, 2004 SouthTrust merger announcement, Proposed merger is expected to result in approximately $0.03 per share dilution to 2004 EPS excluding merger-related and restructuring expenses, assuming 4Q04 consummation

Page-14

APPENDIX

Wachovia 2Q04 Quarterly Earnings Report

Summary Operating Results

Business segment results are presented excluding merger-related and restructuring expenses, deposit base intangible and other intangible amortization expense, and the cumulative effect of a change in accounting principle. This is the basis on which we manage and allocate capital to our business segments. We continuously assess assumptions, methodologies and reporting classifications to better reflect the true economics of our business segments.

In May 2004, we entered into an agreement to sell 150 offices and financial centers totaling 8.2 million square feet. At the same time, we agreed to lease approximately 5.0 million square feet of this space on a long-term basis and 1.1 million square feet on a short-term basis. The accounting treatment for this transaction resulted in a 2Q04 loss of $68 million, which is included in other income. The transaction is expected to result in average annual expense savings of $22 million pre-tax due to the elimination of ongoing operating and property maintenance expense on surplus properties. No branch closures are planned in connection with this transaction.

Wachovia and the Internal Revenue Service (“IRS”) have settled all issues relating to the IRS’s challenge of our tax position on lease-in, lease-out (“LILO”) transactions entered into by First Union Corporation and legacy Wachovia Corporation. Our current and deferred tax liabilities previously accrued were adequate to cover this resolution.

As of June 30, 2004, we have revised the model used for determining certain components of our allowance for loan losses. The model revision did not have a material impact on our recorded allowance. Additionally, as of June 30, 2004, we have reclassified the reserve for unfunded lending commitments from the allowance for loan losses to other liabilities. Amounts for prior periods have been reclassified to be consistent with the current quarter presentation. In addition to presenting the balance and metrics relating to the allowance for loan losses, we are also presenting the balance and certain metrics relating to the allowance for credit losses, which is the sum of the allowance for loan losses and the reserve for unfunded lending commitments.

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Wachovia 2Q04 Quarterly Earnings Report

Net Interest Income

(See Table on Page 5)

Net Interest Income Summary

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Average earning assets	$344,847	330,320	322,274	303,503	273,875	4%	26
Average interest-bearing liabilities	301,652	289,741	284,005	266,351	239,011	4	26

Interest income (Tax-equivalent)	4,084	4,061	4,016	3,776	3,759	1	9
Interest expense	1,181	1,138	1,074	1,059	1,156	4	2

Net interest income (Tax-equivalent)	$2,903	2,923	2,942	2,717	2,603	(1)%	12

Average rate earned	4.75%	4.93	4.96	4.95	5.50	—	—
Equivalent rate paid	1.38	1.38	1.32	1.38	1.69	—	—

Net interest margin	3.37%	3.55	3.64	3.57	3.81	—	—

In early 4Q03, we began marketing our FDIC-insured money market deposit account to brokerage sweep customers. Since then, customers have been transferring balances from money market mutual fund accounts to these deposit accounts. We have been investing these deposits in securities that in concert produce an asset/liability structure that enables us to maintain our desired interest rate sensitivity. This product has captured $25.0 billion in new deposits to date, up $4.5 billion. These deposits represented $23.0 billion in 2Q04 average core deposits, up from an average $17.0 billion in 1Q04.

Net interest income of $2.9 billion was down $20 million, primarily reflecting the effect of increased premium amortization associated with prepayments, offset in part by growth in earning assets. Compared with 2Q03, net interest income increased $300 million, reflecting earning assets growth (discussed below).

Net interest margin declined 18 bps to 3.37%, primarily reflecting growth in lower-yielding assets, including the investment of an additional $6 billion growth in average FDIC-insured money market sweep balances, as well as narrower spreads on trading assets and higher premium amortization associated with prepayments. Net interest margin declined 44 bps from 2Q03, driven by the investment of FDIC-insured money market sweep deposits, the addition of assets associated with the retail brokerage transaction, and assets consolidated pursuant to FASB Interpretation No. 46 (FIN46).

In order to maintain our targeted interest rate risk profile, derivative positions are used to hedge the repricing risk inherent in balance sheet positions. The contribution of hedge-related derivatives, primarily on fixed rate debt, fixed rate consumer deposits and floating rate loans, offsets effects on income from balance sheet positions. In 2Q04, net hedge-related derivative income contributed 33 bps to the net interest margin vs. 38 bps in 1Q04 and 50 bps in 2Q03.

Trading assets grew $5.2 billion related to asset growth in structured products warehouses and generally higher customer activity. Average securities rose $2.0 billion reflecting continued investment of FDIC-insured money market sweep balances. Average loans rose 3% linked quarter. Average commercial loans were up $1.7 billion, or 2%, as growth in middle market, business banking, and small business lending, and growth in asset-based lending, offset an $892 million decline in large corporate borrowings. Period-end commercial loans increased $3.8 billion, or 4%. Average consumer loans were up 4%, driven by $2.7 billion growth generated by the General Bank, which included an average $849 million in student loans brought back into loans from a securitization we unwound. Loans held for sale increased $2.8 billion, or 22%, on growth in prime equity lines. Other earning assets were flat. Compared with 2Q03, total earning asset growth of $71 billion was driven by the investment of $23 billion in FDIC-insured money market sweep deposits, $6 billion growth in loans and $7 billion growth in loans held for sale, and $8 billion growth in trading assets. Additionally, we added $15 billion in assets associated with the retail brokerage transaction and $10 billion related to the consolidation of assets pursuant to FIN 46.

Average core deposits increased $15.1 billion, or 7%. Core deposit growth included an average $6.0 billion in additional FDIC-insured money market sweep deposits in our retail brokerage business; growth in our remaining businesses was 5%. Low-cost core deposit growth was $16.3 billion, or 10%. Average foreign and other time deposits and average short-term borrowings were flat in aggregate. Average long-term debt increased modestly. Compared with 2Q03, core deposits increased $44 billion, including $23 billion related to the FDIC-insured money market sweep product; short-term borrowings increased $24 billion related to the consolidation of assets

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Wachovia 2Q04 Quarterly Earnings Report

under FIN 46 and addition of borrowings related to the retail brokerage transaction; and long-term debt increased $2 billion.

The following tables provide additional detail on our consumer loans.

Average Consumer Loans—Total Corporation

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Mortgage	$25,038	23,558	23,898	22,069	20,343	6%	23
Home equity loans	24,532	24,233	24,342	24,255	23,623	1	4
Home equity lines	2,819	3,088	3,140	3,114	3,592	(9)	(22)
Student	9,941	8,908	8,502	7,962	7,710	12	29
Installment	3,272	3,059	3,069	3,428	3,631	7	(10)
Other consumer loans	5,933	5,967	6,021	6,254	6,372	(1)	(7)

Total consumer loans	$71,535	68,813	68,972	67,082	65,271	4%	10

Period-End On-Balance Sheet Consumer Loans In Loans, Securities, and Other Assets (In millions)	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
On-balance sheet loan portfolio	$70,927	69,137	68,126	68,786	65,154	3%	9
Securitized loans included in securities	9,636	10,261	10,905	11,809	13,015	(6)	(26)
Loans held for sale included in other assets	14,370	12,040	10,051	8,826	8,806	19	63

Total consumer loan assets	$94,933	91,438	89,082	89,421	86,975	4%	9

We hold consumer loan assets on our balance sheet in our consumer loan portfolio, in securitized form in our securities portfolio, and in loans held for sale included in other assets. On-balance sheet period-end consumer loan assets of $94.9 billion increased 4% and rose 9% from 2Q03. The linked-quarter and year-over-year increases were driven by strong growth in consumer real estate secured outstandings in our loan portfolio and held for sale warehouse as we slowed our securitization activity, somewhat offset by modest declines in securitized balances. In late June we securitized $2.0 billion in auto loans in order to more efficiently manage our capital, which reduced period-end loans.

The following table provides additional period-end balance sheet data.

Period-End Balance Sheet Data	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Commercial loans, net	$101,581	97,742	97,030	96,705	97,303	4%	4
Consumer loans, net	71,336	69,561	68,541	69,220	65,530	3	9

Loans, net	172,917	167,303	165,571	165,925	162,833	3	6

Goodwill and other intangible assets
Goodwill	11,481	11,233	11,149	11,094	10,907	2	5
Deposit base	568	659	757	863	977	(14)	(42)
Customer relationships	387	401	396	400	254	(3)	52
Tradename	90	90	90	90	90	—	—
Total assets	418,441	411,140	401,188	388,924	364,479	2	15
Core deposits	228,204	217,954	204,660	187,516	187,393	5	22
Total deposits	243,380	232,338	221,225	203,495	201,292	5	21
Stockholders' equity	$32,646	33,337	32,428	32,813	32,464	(2)%	1

Memoranda
Unrealized gains (Before income taxes)
Securities, net	$798	2,959	2,177	2,346	2,832
Risk management derivative
financial instruments, net	1,133	1,576	1,395	2,041	2,090

Unrealized gains, net (Before income taxes)	$1,931	4,535	3,572	4,387	4,922

Fee and Other Income

(See Table on Page 6)

Fee and other income of $2.6 billion declined 6% from a strong 1Q04 and rose 20% from 2Q03. Fees represented 47% of total revenue in 2Q04 and 49% in 1Q04.

Service charges of $489 million rose 4% and rose 15% from 2Q03. Stronger consumer DDA charges, aided by growth in no-fee checking account charges, were partially offset by seasonally lower commercial DDA charges.

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Wachovia 2Q04 Quarterly Earnings Report

Other banking fees of $293 million were up 13%, primarily due to higher debit card interchange fees on growth in volume as well as higher mortgage origination income. The 18% growth from 2Q03 was primarily due to growth in interchange fees.

Commissions of $682 million were down 14% as retail market activity was markedly slower than the prior quarter. Commissions were up 46% from 2Q03 as a result of the retail brokerage transaction.

Fiduciary and asset management fees of $675 million declined 1%, and increased 42% from 2Q03 primarily due to the retail brokerage transaction.

Advisory, underwriting and other investment banking fees of $197 million increased 3%, as strong asset-backed results in structured products were partially offset by modestly lower fixed income and equity capital markets/M&A results. The decrease vs. 2Q03 reflects lower fixed income revenue from a robust 2Q03, partially offset by stronger structured products and equity capital markets results.

Trading account profits of $39 million were down $35 million from a strong 1Q04 marked by exceptional real estate capital markets and mortgage options trading, and were down $10 million from 2Q03. 2Q04 results included a hedging gain of $8 million associated with the securitization of auto loans.

Principal investing recorded net gains of $15 million, a decline of $23 million, with the decline due to lower direct investment gains. Results were up $72 million vs. 2Q03 on lower write-downs.

Net securities gains were $36 million in 2Q04, including $3 million in impairment losses, vs. 1Q04 gains of $2 million, including $29 million in impairment losses. Net securities gains in the Corporate and Investment Bank were $40 million vs. $56 million in 1Q04, primarily associated with securities received in settlement for problem loans. These gains were partially offset by net losses of $6 million in our investment portfolio vs. $53 million in net losses in 1Q04. Net securities gains in 2Q03 were $10 million and included $60 million in impairment losses.

Other income of $173 million declined $77 million. 2Q04 mortgage and home equity sale and securitization income increased to $53 million from $21 million in 1Q04. Net gains from market valuation adjustments on and sales of loans held for sale were $44 million in 2Q04 vs. $41 million in 1Q04. 2Q04 results also included gains of $21 million in our Asset Management sub-segment associated with the sale of two non-strategic businesses. Offsetting these increases were a 2Q04 loss of $68 million associated with the sale and leaseback of offices and financial centers, a $46 million loss on the auto loan securitization, and losses of $13 million associated with equity collars on our stock. Compared with 2Q03, the primary drivers of the $147 million decline were the sale and leaseback and auto loan securitization losses, and a $61 million decline in other securitization income, partially offset by the gains in Asset Management.

Noninterest Expense

(See Table on Page 7)

Total noninterest expense declined 5%. Excluding the effect of merger-related and restructuring expenses and other intangible amortization, expenses were down 5% primarily reflecting higher legal costs in 1Q04, and were up 18% vs. 2Q03, primarily reflecting the retail brokerage transaction.

Salaries and employee benefits expense decreased 1% as incentives declined from a strong first quarter. Professional and consulting fees increased 16% from seasonally low 1Q04 billings. Sundry expense was down 34%, reflecting higher legal costs in 1Q04 and lower brokerage-related expenses. Other intangible amortization of $107 million included $91 million deposit base intangible amortization and $16 million other intangible amortization.

Page-18

Wachovia 2Q04 Quarterly Earnings Report

General Bank

This segment consists of the Retail and Small Business, and Commercial operations.

(See Table on Page 9)

Retail and Small Business

This sub-segment includes Retail Banking, Small Business Banking, Wachovia Mortgage, Wachovia Home Equity, Educaid and other retail businesses.

Retail and Small Business

Performance Summary

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income statement data
Net interest income (Tax-equivalent)	$1,351	1,322	1,332	1,354	1,304	2%	4
Fee and other income	505	443	411	470	492	14	3
Intersegment revenue	16	15	18	19	19	7	(16)

Total revenue (Tax-equivalent)	1,872	1,780	1,761	1,843	1,815	5	3
Provision for credit losses	50	62	88	85	72	(19)	(31)
Noninterest expense	1,022	1,040	1,094	1,038	1,036	(2)	(1)
Income taxes (Tax-equivalent)	292	245	209	264	259	19	13

Segment earnings	$508	433	370	456	448	17%	13

Performance and other data
Economic profit	$419	348	297	384	367	20%	14
Risk adjusted return on capital (RAROC)	66.32%	56.74	49.30	59.60	57.95	—	—
Economic capital, average	$3,044	3,061	3,092	3,127	3,130	(1)	(3)
Cash overhead efficiency ratio (Tax-equivalent)	54.65%	58.39	62.07	56.33	57.16	—	—
Average loans, net	$70,540	67,805	66,251	64,526	62,786	4	12
Average core deposits	$129,194	125,831	124,223	123,521	122,173	3%	6

Net interest income increased 2% and rose 4% from 2Q03. Linked-quarter performance reflects continued core deposit and consumer loan growth partially offset by margin compression due to lower loan spreads. Average loans rose 4% driven by a 25% increase in production, primarily in home equity and mortgage. Loans were up 12% from the prior year quarter. Excluding an average $849 million in student loans associated with an unwound securitization, loans grew 3% and rose 11% from 2Q03. Average core deposits grew 3% and increased 6% from 2Q03. Linked-quarter performance reflects continued strong low-cost core deposit growth of 5%, driven by increases in money market, DDA and interest checking, offset by a 4% decline in CDs.

Fee and other income grew 14% and increased 3% from 2Q03. The linked-quarter performance was driven by continued growth in NSF charges and interchange fees due to both improving volumes and a continued stabilization in mix of online and offline transactions. Non-mortgage-related fees grew 10% versus an 11% increase in 1Q04, to $452 million. Mortgage-related fee and other income increased 55% to $52 million on increased originations. These results included $20 million in net gains on mortgage deliveries and servicing sales compared with $12 million in 1Q04 and $72 million in 2Q03.

Provision expense was 19% lower reflecting continued improvement in credit quality.

Noninterest expense decreased 2% as higher personnel costs associated with higher volumes were more than offset by increased deferral of consumer loan origination expenses.

Page-19

Wachovia 2Q04 Quarterly Earnings Report

General Bank—Retail and Small Business Loan Production

Retail and Small Business

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Loan production
Mortgage	$4,572	3,106	3,129	6,778	6,776	47%	(33)
Home equity	8,787	7,257	6,795	8,907	8,449	21	4
Student	407	763	541	660	351	(47)	16
Installment	128	123	126	166	174	4	(26)
Other retail and small business	1,857	1,402	1,446	1,511	1,578	32	18

Total loan production	$15,751	12,651	12,037	18,022	17,328	25%	(9)

Loan production increased 25% to $15.8 billion on strength in home equity, mortgage, and other retail and small business. Mortgage originations improved from 1Q04 levels to $4.6 billion.

Wachovia.com

Wachovia.com

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In thousands)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Online product and service enrollments
Retail	6,986	6,637	6,239	5,915	5,609	5%	25
Wholesale	411	397	361	340	328	4	25

Total online product and service enrollments	7,397	7,034	6,600	6,255	5,937	5	25
Enrollments per quarter	377	458	375	435	444	(18)	(15)

Dollar value of transactions (In billions)	$23.3	22.0	18.6	15.5	17.8	6%	31

The dollar value of online transactions increased 6% and rose 31% from 2Q03 due to growth in bill payment, fed funds products, and online funds transfers.

Wachovia Contact Center

Wachovia Contact Center Metrics

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Customer calls to
Person	9.4	9.6	9.1	9.5	9.0	(2)%	4
Voice response unit	36.6	36.9	33.4	32.6	32.8	(1)	12

Total calls	46.0	46.5	42.5	42.1	41.8	(1)	10

% of calls handled in 30 seconds or less (Target 70%)	74%	57	71	62	74	—%	—

Page-20

Wachovia 2Q04 Quarterly Earnings Report

Commercial

This sub-segment includes Business Banking, Middle-Market Commercial, Commercial Real Estate and Government Banking.

Commercial

Performance Summary

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income statement data
Net interest income (Tax-equivalent)	$551	534	543	528	507	3%	9
Fee and other income	96	125	90	91	80	(23)	20
Intersegment revenue	24	23	31	27	23	4	4

Total revenue (Tax-equivalent)	671	682	664	646	610	(2)	10
Provision for credit losses	15	6	57	35	28	—	(46)
Noninterest expense	275	274	292	280	271	—	1
Income taxes (Tax-equivalent)	138	146	116	120	113	(5)	22

Segment earnings	$243	256	199	211	198	(5)%	23

Performance and other data
Economic profit	$156	158	125	115	99	(1)%	58
Risk adjusted return on capital (RAROC)	39.61%	38.53	30.98	28.99	26.40	—	—
Economic capital, average	$2,203	2,305	2,467	2,554	2,583	(4)	(15)
Cash overhead efficiency ratio (Tax-equivalent)	40.96%	40.17	44.05	43.34	44.28	—	—
Average loans, net	$51,488	50,318	50,085	50,009	50,481	2	2
Average core deposits	$37,434	35,014	33,868	31,775	29,236	7%	28

Net interest income increased 3% to $551 million and rose 9% from 2Q03. The increase was attributable to both balance sheet growth and relatively stable spreads on both loans and deposits. Total loans grew $1.2 billion with growth in all commercial sub-segments. Excluding commercial real estate loans, commercial loans were up 2% to $33.9 billion on increased demand and higher line utilization from commercial and business banking customers, while commercial real estate increased 3% linked quarter on strong production. Core deposit growth of 7% and 28% from 2Q03 reflected growth in checking and money market deposits driven by customer acquisition, higher government deposits and increasing customer liquidity.

Fee and other income declined $29 million, or 23%, on lower commercial service charges and lower loan sales and held for sale gains. Excluding gains on loan sales of $27 million in 1Q04, fee income was relatively flat. Fee and other income increased 20% from 2Q03 on higher service charges and loan sales and held for sale gains.

Provision expense increased $9 million as modestly higher charge-offs were coupled with slightly lower recoveries. Gross charge-offs of $28 million during the quarter were $6 million higher. Provision relating to loan sales or transfers to held for sale was less than $1 million compared with $3 million in 1Q04.

Noninterest expense was flat and increased 1% vs. 2Q03 on higher personnel expense.

Page-21

Wachovia 2Q04 Quarterly Earnings Report

Capital Management

This segment includes Asset Management and Retail Brokerage Services.

(See Table on Page 10)

Asset Management

This sub-segment consists of the mutual fund business, customized investment advisory services, and Corporate and Institutional Trust Services.

Asset Management

Performance Summary

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income statement data
Net interest income (Tax-equivalent)	$11	9	10	8	6	22%	83
Fee and other income	287	269	262	252	240	7	20
Intersegment revenue	—	—	—	(1)	1	—	—

Total revenue (Tax-equivalent)	298	278	272	259	247	7	21
Provision for credit losses	—	—	—	—	—	—	—
Noninterest expense	227	226	226	209	199	—	14
Income taxes (Tax-equivalent)	26	19	17	17	18	37	44

Segment earnings	$45	33	29	33	30	36%	50

Performance and other data
Economic profit	$39	28	23	27	25	39%	56
Risk adjusted return on capital (RAROC)	90.84%	66.13	55.59	64.31	69.31	—	—
Economic capital, average	$199	201	209	198	175	(1)	14
Cash overhead efficiency ratio (Tax-equivalent)	76.35%	81.28	83.05	80.50	80.69	—	—
Average loans, net	$253	139	156	135	135	82	87
Average core deposits	$1,566	1,199	1,387	1,212	1,018	31%	54

Fee and other income increased 7% and increased 20% over 2Q03. The linked-quarter increase was driven by a $17 million net benefit from the sale of two non-strategic businesses and modest increases in fees associated with growth in equity assets. The year-over-year increase in fee income was driven by the gain on sale of the non-strategic businesses, growth in equity and fixed income assets under management and the effect of two Corporate and Institutional Trust acquisitions, including a securities lending business.

Noninterest expense remained relatively flat but rose 14% from 2Q03 levels, largely due to the effect of the Corporate and Institutional Trust acquisitions.

Mutual Funds

	2004				2003						2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
	Second Quarter		First Quarter		Fourth Quarter		Third Quarter		Second Quarter
(In billions)	Amount	Fund Mix	Amount	Fund Mix	Amount	Fund Mix	Amount	Fund Mix	Amount	Fund Mix
Assets under management
Money market	$51	49%	$50	48%	$56	51%	$63	55%	$65	57%	2%	(22)
Equity	26	25	25	24	24	22	21	19	20	17	4	30
Fixed income	27	26	29	28	29	27	30	26	30	26	(7)	(10)

Total mutual fund assets	$104	100%	$104	100%	$109	100%	$114	100%	$115	100%	—%	(10)

Total Assets Under Management

	2004						2003									2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
	Second Quarter			First Quarter			Fourth Quarter			Third Quarter			Second Quarter
(In billions)	Amount	Mix		Amount	Mix		Amount	Mix		Amount	Mix		Amount	Mix
Assets under management
Money market	$64	26%		$63	25%		$67	27%		$72	30%		$75	31%		2%	(15)
Equity	74	30		74	30		72	29		64	27		63	26		—	17
Fixed income	110	44		114	45		108	44		104	43		101	43		(4)	9

Total assets under management	248	100		251	100		247	100		240	100		239	100		(1)	4
Securities lending	36	n/a		36	n/a		—	n/a		—	n/a		—	n/a		—	—

Total assets under management and securities lending	$284	n/a	%	$287	n/a	%	$247	n/a	%	$240	n/a	%	$239	n/a	%	(1)%	19

Despite net equity mutual fund sales of $750 million and positive net money market flows, total assets under management decreased 1% due to seasonal outflows in an institutional fixed income account.

Page-22

Wachovia 2Q04 Quarterly Earnings Report

Retail Brokerage Services

This sub-segment includes Retail Brokerage and Insurance Services.

Retail Brokerage Services

Performance Summary

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income statement data
Net interest income (Tax-equivalent)	$119	109	84	71	30	9%	—
Fee and other income	963	1,086	1,070	1,057	582	(11)	65
Intersegment revenue	(13)	(12)	(16)	(15)	(16)	(8)	19

Total revenue (Tax-equivalent)	1,069	1,183	1,138	1,113	596	(10)	79
Provision for credit losses	—	—	—	—	—	—	—
Noninterest expense	931	1,009	982	961	495	(8)	88
Income taxes (Tax-equivalent)	48	64	54	58	37	(25)	30

Segment earnings	$90	110	102	94	64	(18)%	41

Performance and other data
Economic profit	$59	77	69	64	49	(23)%	20
Risk adjusted return on capital (RAROC)	31.68%	36.84	34.03	34.25	47.30	—	—
Economic capital, average	$1,140	1,205	1,168	1,104	540	(5)	—
Cash overhead efficiency ratio (Tax-equivalent)	86.83%	85.36	86.16	86.50	83.18	—	—
Average loans, net	$1	—	—	—	2	—	(50)
Average core deposits	$23,166	17,161	5,628	418	208	35%	—

Net interest income increased 9% to $119 million from $109 million driven by incremental deposit growth of an average $6 billion associated with the movement of money market balances to the FDIC-insured money market sweep product. Period-end deposits increased $4.5 billion due to the sweep product.

Fee and other income decreased $123 million, or 11% largely on lower retail trading activity. Growth in fees from 2Q03 was primarily due to the retail brokerage transaction.*

Noninterest expense decreased 8% primarily due to lower production-based costs. Year-over-year growth was largely due to the retail brokerage transaction.*

*Beginning in 3Q03, the Retail Brokerage Services sub-segment results shown in the above table include 100% of the results of the Wachovia Securities retail brokerage transaction which is the combination of Wachovia’s and Prudential Financial’s retail brokerage operations. This transaction was consummated on July 1, 2003. The entity is a consolidated subsidiary of Wachovia Corporation for GAAP purposes. Wachovia Corporation owns 62% of Wachovia Securities retail brokerage and Prudential Financial, Inc. owns 38%. Prudential Financial’s minority interest is included in minority interest reported in the Parent (see page 29) and in Wachovia Corporation’s consolidated statements of income on a GAAP basis, which differs from our segment reporting as noted on pages 3 and 15. For the three months ended June 30, 2004, Prudential Financial’s pre-tax minority interest on a GAAP basis was $25 million.

The Retail Brokerage Services sub-segment results reported in the above table also includes our Insurance Services sub-segment, as well as additional corporate allocations that are not included in the Wachovia Securities Financial Holdings results.

Capital Management Eliminations

In addition to the above sub-segments, Capital Management results include eliminations among business units. Certain brokerage commissions earned on mutual fund sales by our brokerage sales force are eliminated and deferred in the consolidation of Capital Management reported results. In 2Q04, brokerage revenue and expense eliminations were a reduction of $3 million and $11 million, respectively.

Page-23

Wachovia 2Q04 Quarterly Earnings Report

Wealth Management

This segment includes Private Banking, Personal Trust, Investment Advisory Services, Charitable Services, Financial Planning and Insurance Brokerage (property and casualty, and high net worth life).

Wealth Management

Performance Summary

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income statement data
Net interest income (Tax-equivalent)	$119	114	114	112	105	4%	13
Fee and other income	147	143	138	131	132	3	11
Intersegment revenue	3	1	1	2	2	—	50

Total revenue (Tax-equivalent)	269	258	253	245	239	4	13
Provision for credit losses	—	—	1	2	5	—	—
Noninterest expense	187	185	187	183	179	1	4
Income taxes (Tax-equivalent)	30	26	24	21	20	15	50

Segment earnings	$52	47	41	39	35	11%	49

Performance and other data
Economic profit	$37	32	25	24	23	16%	61
Risk adjusted return on capital (RAROC)	50.88%	45.09	37.51	35.38	36.19	—	—
Economic capital, average	$369	379	385	383	368	(3)	—
Cash overhead efficiency ratio (Tax-equivalent)	69.95%	71.37	74.24	74.51	74.77	—	—
Lending commitments	$4,445	4,117	4,012	3,843	3,678	8	21
Average loans, net	10,534	10,309	9,926	9,705	9,558	2	10
Average core deposits	$12,032	11,488	11,322	11,055	10,754	5	12
FTE employees	3,674	3,745	3,791	3,802	3,842	(2)%	(4)

Net interest income of $119 million was up 4% as balance sheet growth was offset by spread compression on deposits. Average loans grew 2% on increased volume in both the consumer and commercial segments. Core deposit growth of 5% was driven by higher money market and demand deposit balances. Net interest income growth of 13% vs. 2Q03 was driven by loan growth of 10% and core deposit growth of 12%.

Fee and other income increased 3% on higher insurance commissions and increased trust and investment management fees. The 11% year-over-year increase in fee and other income was driven by growth in trust and investment management fees and insurance commissions.

Noninterest expense was up slightly as higher revenue-based incentives were partially offset by declines in benefit expense and technology costs. Expenses increased 4% vs. 2Q03 on higher incentive costs and occupancy expense.

Wealth Management Key Metrics

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Investment assets under administration	$108,749	109,174	107,161	100,769	100,501	—%	8

Assets under management (a)	$60,000	60,200	59,600	57,100	57,500	—	4

Client relationships (Actual) (b)	66,624	70,630	70,897	70,279	64,719	(6)	3
Wealth Management advisors (Actual)	958	954	960	993	1,027	—%	(7)

(a)	These assets are managed by and reported in Capital Management. Historical periods have been restated to reflect the transfer of assets from Wealth Management to other channels that best meet client needs.

(b)	Historical periods not restated to reflect the transfer of 3,739 client relationships to the Private Advisory Group and other retail channels in the General Bank.

Future restatements may occur as relationships are moved to channels that best meet client needs.

AUM remained relatively flat and grew 4% from 2Q03, reflecting higher market valuations and sales momentum.

Page-24

Wachovia 2Q04 Quarterly Earnings Report

Corporate and Investment Bank

This segment includes Corporate Lending, Investment Banking, Global Treasury and Trade Finance, and Principal Investing.

(See Table on Page 12)

Corporate Lending

This sub-segment includes Large Corporate Lending, Loan Syndications and Leasing.

Corporate Lending

Performance Summary

	2004		2003
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)
Income statement data
Net interest income (Tax-equivalent)	$289	279	293	299	299	4%	(3)
Fee and other income	186	181	200	189	134	3	39
Intersegment revenue	5	6	3	4	3	(17)	67

Total revenue (Tax-equivalent)	480	466	496	492	436	3	10
Provision for credit losses	(4)	(27)	36	10	95	(85)	—
Noninterest expense	127	124	123	124	121	2	5
Income taxes (Tax-equivalent)	133	138	126	135	84	(4)	58

Segment earnings	$224	231	211	223	136	(3)%	65

Performance and other data
Economic profit	$131	120	123	106	54	9%	—
Risk adjusted return on capital (RAROC)	31.33%	29.59	27.32	23.79	16.82	—	—
Economic capital, average	$2,574	2,607	2,983	3,278	3,708	(1)	(31)
Cash overhead efficiency ratio (Tax-equivalent)	26.40%	26.61	24.78	25.26	27.78	—	—
Average loans, net	$22,874	23,766	25,021	26,121	28,890	(4)	(21)
Average core deposits	$789	807	916	1,355	1,250	(2)%	(37)

Net interest income increased $10 million, or 4%, as higher recognition of deferred fees driven by early loan pay-offs and higher interest income associated with loans returning to accrual status more than offset lower loans outstanding. Compared with 2Q03, net interest income declined $10 million, or 3%, on lower loans outstanding. Average loans outstanding declined $892 million, or 4%, on the continued reduction in credit facility usage. Average core deposits declined 2% and declined 37% from 2Q03 driven by the reduction in balances by several large corporate customers.

Fee and other income grew $5 million, or 3%, driven by improved rail leasing rental income. Compared with 2Q03, fee and other income increased $52 million, or 39%, as higher security gains and improved credit default swap trading results more than offset a decline in loan sale gains. There were $39 million in net gains on securities and other investments in 2Q04 versus $40 million in 1Q04 and losses of $2 million in 2Q03. Gains on loans sold and held for sale were $15 million in 2Q04 versus $15 million in 1Q04 and $32 million in 2Q03.

Provision expense was a recovery of $4 million during the quarter vs. a recovery of $27 million in 1Q04 and an expense of $95 million in 2Q03. Gross charge-offs of $15 million during the quarter were offset by $9 million in recoveries and a $9 million benefit from the recovery of lower of cost or market losses on assets sold out of the loan portfolio. Recoveries and benefits were $55 million in 1Q04 and recoveries were $24 million in 2Q03.

Noninterest expense increased 2% to $127 million on increased personnel expenses associated with annual merit increases.

Economic capital declined 1% and fell 31% vs. 2Q03 on the continued decline in loan exposures and improvement in credit quality.

Page-25

Wachovia 2Q04 Quarterly Earnings Report

Investment Banking

This sub-segment includes Equity Capital Markets, M&A, Equity-Linked Products and the activities of our Fixed Income Division including Interest Rate Products, Credit Products, Structured Products and Non-Dollar Products.

Investment Banking

Performance Summary

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
(In millions)
Income statement data
Net interest income (Tax-equivalent)	$240	235	214	190	194	2%	24
Fee and other income	335	345	257	197	306	(3)	9
Intersegment revenue	(8)	(7)	(12)	(11)	(9)	(14)	(11)

Total revenue (Tax-equivalent)	567	573	459	376	491	(1)	15
Provision for credit losses	—	1	(1)	—	3	—	—
Noninterest expense	316	316	332	268	255	—	24
Income taxes (Tax-equivalent)	92	91	47	36	85	1	8

Segment earnings	$159	165	81	72	148	(4)%	7

Performance and other data
Economic profit	$121	128	51	49	119	(5)%	2
Risk adjusted return on capital (RAROC)	50.97%	52.46	30.36	29.66	55.06	—	—
Economic capital, average	$1,224	1,236	1,073	1,030	1,089	(1)	12
Cash overhead efficiency ratio (Tax-equivalent)	56.01%	55.01	72.29	70.31	52.20	—	—
Average loans, net	$2,017	1,683	1,803	1,784	1,801	20	12
Average core deposits	$6,082	4,919	4,931	4,994	4,413	24%	38

Net interest income increased 2%, or $5 million, tied to increased escrow deposits in Structured Products commercial mortgage servicing and higher spreads on trading assets. Net interest income growth of 24%, or $46 million, from 2Q03 was driven by higher spreads on trading assets and 38% growth in escrow deposits in Structured Products commercial mortgage servicing.

Fee and other income declined $10 million, or 3%, to $335 million. 2Q04 results were driven by a $44 million decline in trading gains in interest rate products and investment grade debt partially offset by strength in structured products underwriting. Fixed income securities gains were $5 million in the quarter vs. securities gains of $3 million in 1Q04. Fee and other income was up 9% from 2Q03 on strength in real estate capital markets and higher securities gains, partially offset by lower fixed income trading and mergers and acquisitions results.

Noninterest expense was flat as lower revenue-based variable pay was offset by higher personnel costs.

Investment Banking

Net Trading Revenue

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Net interest income (Tax-equivalent)	$140	143	130	107	122	(2)%	15
Trading account profits (losses)	47	91	20	(30)	67	(48)	(30)
Other fee income	67	64	68	67	58	5	16

Total net trading revenue (Tax-equivalent)	$254	298	218	144	247	(15)%	3

Investment Banking net trading revenue was $254 million for the quarter, a decrease of $44 million. The lower trading results were driven by reductions in interest rate products and investment grade debt.

Page-26

Wachovia 2Q04 Quarterly Earnings Report

Global Treasury and Trade Finance

This sub-segment includes Treasury Services, and International Correspondent Banking and Trade Finance.

Global Treasury and Trade Finance

Performance Summary

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
(In millions)
Income statement data
Net interest income (Tax-equivalent)	$87	85	85	80	75	2%	16
Fee and other income	180	179	176	178	173	1	4
Intersegment revenue	(27)	(26)	(25)	(24)	(21)	4	29

Total revenue (Tax-equivalent)	240	238	236	234	227	1	6
Provision for credit losses	—	—	—	—	(3)	—	—
Noninterest expense	164	168	181	174	170	(2)	(4)
Income taxes (Tax-equivalent)	28	25	21	22	23	12	22

Segment earnings	$48	45	34	38	37	7%	30

Performance and other data
Economic profit	$41	37	26	28	25	11%	64
Risk adjusted return on capital (RAROC)	80.54%	75.81	51.20	51.14	46.80	—	—
Economic capital, average	$236	230	251	277	284	3	(17)
Cash overhead efficiency ratio (Tax-equivalent)	68.29%	70.54	77.07	74.43	75.19	—	—
Average loans, net	$4,959	4,306	4,045	4,042	3,702	15	34
Average core deposits	$11,901	11,022	10,618	10,073	9,081	8%	31

Net interest income increased 2% driven by a 15% increase in average loans in International Correspondent Banking and 8% growth in average core deposits. Net interest income was up 16% from 2Q03 on 31% growth in deposits in both Treasury Services and International Correspondent Banking and 34% growth in average loans in International Correspondent Banking.

Fee and other income of $180 million was relatively flat with 1% growth.

Noninterest expense declined 2% driven by lower volume-based operating costs.

The Treasury Services business is managed in the Corporate and Investment Bank. Product revenues and earnings are also realized in other business lines within the company, including the General Bank and Wealth Management. Total treasury services product revenues for the company were $578 million in 2Q04 vs. $563 million in 1Q04 and $498 million in 2Q03. Increased revenue trends are primarily driven by higher deposit balances related to Treasury Services product activities.

Page-27

Wachovia 2Q04 Quarterly Earnings Report

Principal Investing

This sub-segment includes the public equity, private equity, and mezzanine portfolios and fund investment activities.

Principal Investing

Performance Summary

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
(In millions)
Income statement data
Net interest income (Tax-equivalent)	$(6)	(5)	(1)	3	—	20%	—
Fee and other income	15	38	(12)	(25)	(57)	(61)	—
Intersegment revenue	—	—	—	—	—	—	—

Total revenue (Tax-equivalent)	9	33	(13)	(22)	(57)	(73)	—
Provision for credit losses	—	—	—	—	—	—	—
Noninterest expense	9	9	12	12	13	—	(31)
Income taxes (Tax-equivalent)	—	9	(9)	(12)	(26)	—	—

Segment earnings (loss)	$—	15	(16)	(22)	(44)	—%	—

Performance and other data
Economic profit	$(19)	(5)	(39)	(45)	(68)	—%	(72)
Risk adjusted return on capital (RAROC)	0.08%	8.46	(7.59)	(10.71)	(19.66)	—	—
Economic capital, average	$701	721	831	816	893	(3)	(22)
Cash overhead efficiency ratio (Tax-equivalent)	n/m %	n/m	n/m	n/m	n/m	—	—
Average loans, net	$—	—	—	—	—	—	—
Average core deposits	$—	—	—	—	—	—%	—

Principal investing net gains in 2Q04 were $15 million compared with net gains of $38 million and net losses of $57 million in 2Q03. These results reflect $29 million of gross gains and $14 million in gross losses during the quarter. Net gains were attributable to direct equity gains of $14 million and fund investment gains of $1 million.

The carrying value of the principal investing portfolio at the end of 2Q04 was $1.6 billion compared with $1.6 billion in 1Q04. The portfolio at the end of 2Q04 was invested as follows: 51% direct investments (36% direct equity, 15% mezzanine) and 49% fund investments.

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Wachovia 2Q04 Quarterly Earnings Report

Parent

This sub-segment includes the central money book, investment portfolio, some consumer real estate and mortgage assets, minority interest in consolidated subsidiaries, businesses being wound down or divested, other intangibles amortization, and eliminations.

Parent

Performance Summary

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income statement data
Net interest income (Tax-equivalent)	$141	241	267	72	82	(41)%	72
Fee and other income	(110)	(47)	17	81	84	—	—
Intersegment revenue	(1)	1	1	—	(1)	—	—

Total revenue (Tax-equivalent)	30	195	285	153	165	(85)	(82)
Provision for credit losses	—	2	(95)	(51)	(5)	—	—
Noninterest expense	138	215	214	182	177	(36)	(22)
Minority interest	70	79	78	71	16	(11)	—
Income taxes (Tax-equivalent)	(105)	(62)	(33)	(73)	(61)	69	72

Segment earnings (loss)	$(73)	(39)	121	24	38	87%	—

Performance and other data
Economic profit	$(72)	(33)	71	4	44	—%	—
Risk adjusted return on capital (RAROC)	(2.82)%	4.68	24.16	12.01	18.05	—	—
Economic capital, average	$2,109	2,112	2,099	2,095	2,452	—	(14)
Cash overhead efficiency ratio (Tax-equivalent)	96.06%	53.45	32.14	37.37	27.15	—	—
Lending commitments	$328	484	482	492	524	(32)	(37)
Average loans, net	976	855	2,313	1,672	380	14	—
Average core deposits	$1,645	1,232	1,216	1,312	1,284	34	28
FTE employees	22,895	23,397	23,519	23,715	23,190	(2)%	(1)

Net interest income decreased $100 million as spreads compressed and increased $59 million vs. 2Q03 as higher investment interest income more than offset increased deposit earnings credits paid to business units.

Fee and other income decreased $63 million. 2Q04 results included a loss of $68 million associated with the sale and leaseback of offices and financial centers as well as a $46 million loss on an auto loan securitization. Other securitization income was $28 million compared with $7 million in 1Q04. Net securities losses were $6 million vs. net losses of $53 million in 1Q04. Trading losses of $11 million, including a hedging gain of $8 million associated with the auto loan securitization, compared with losses of $25 million in 1Q04. 2Q04 also included losses of $13 million associated with equity collars on our stock. The primary drivers of the reduction vs. 2Q03 were the 2Q04 sale and leaseback and auto loan securitization losses and a $13 million decline in other securitization income.

Noninterest expense decreased $77 million primarily due to lower legal costs, partially offset by increased personnel expense. Expense declined from 2Q03 due to lower other intangible amortization and lower legal costs.

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Wachovia 2Q04 Quarterly Earnings Report

Asset Quality

(See Table on Page 13)

Net charge-offs in the loan portfolio of $68 million increased $16 million and were down 60% from 2Q03. As a percentage of average net loans, net charge-offs were 0.17% in 2Q04 compared with 0.13% in 1Q04 and 0.43% in 2Q03. Gross charge-offs of $108 million represented 0.27% of average loans and were offset by $40 million in recoveries.

Provision for credit losses totaled $61 million, up $17 million and down $134 million from 2Q03. Included in the provision was a $12 million benefit related to the recovery of lower of cost or market losses due to payments received on loans that had been previously been carried in loans held for sale. Provision included $3 million relating to the sale of $77 million of commercial exposure out of the loan portfolio, of which $32 million was outstanding. Provision for credit losses on unfunded lending commitments was a credit of $3 million.

Allowance for Credit Losses

Allowance for Credit Losses

	2004
	Second Quarter
(In millions)	Amount	As a % of loans, net
Allowance for loan losses
Commercial	$1,601	1.58%
Consumer	647	0.91
Unallocated	83	—

Total	2,331	1.35
Reserve for unfunded lending commitments
Commercial	146	—

Allowance for credit losses	$2,477	1.43%

Memoranda
Total commercial (including reserve for unfunded lending commitments)	$1,747	1.72%

Allowance for credit losses was $2.5 billion, or 1.43% of net loans, down $10 million and down $227 million from 2Q03. In 2Q04, we began reporting allowance for loan losses separately from reserve for unfunded lending commitments. Allowance for loan losses was $2.3 billion, or 1.35% of net loans, down $7 million and down $179 million from 2Q03. Included in the reduction was $3 million in previous allowance established for commercial and consumer loans that were transferred to held for sale, sold or securitized. Reserve for unfunded lending commitments, which includes unfunded loans and standby letters of credit, was $146 million, down $3 million and down $48 million from 2Q03.

The allowance for loan losses to nonperforming loans increased to 270% from 242% and 167% in 2Q03, and the allowance for loan losses to nonperforming assets (excluding NPAs in loans held for sale) increased to 241% versus 218% and 154% in 2Q03.

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Wachovia 2Q04 Quarterly Earnings Report

Nonperforming Loans

Nonperforming Loans (a)

	2004		2003			2 Q 04 vs 1 Q 04	2 Q 04 vs 2 Q 03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Balance, beginning of period	$968	1,035	1,391	1,501	1,622	(6)%	(40)

Commercial nonaccrual loan activity
Commercial nonaccrual loans, beginning of period	747	819	1,148	1,249	1,371	(9)	(46)
New nonaccrual loans and advances	100	183	122	252	291	(45)	(66)
Charge-offs	(41)	(49)	(109)	(93)	(135)	(16)	(70)
Transfers (to) from loans held for sale	(6)	(7)	—	(37)	(44)	(14)	(86)
Transfers (to) from other real estate owned	(2)	—	(5)	—	(6)	—	(67)
Sales	(19)	(73)	(101)	(56)	(29)	(74)	(34)
Other, principally payments	(136)	(126)	(236)	(167)	(199)	8	(32)

Net commercial nonaccrual loan activity	(104)	(72)	(329)	(101)	(122)	44	(15)

Commercial nonaccrual loans, end of period	643	747	819	1,148	1,249	(14)	(49)

Consumer nonaccrual loan activity
Consumer nonaccrual loans, beginning of period	221	216	243	252	251	2	(12)
New nonaccrual loans, advances and other, net	(1)	5	13	15	22	—	—
Transfers (to) from loans held for sale	—	—	(13)	(24)	(21)	—	—
Sales and securitizations	—	—	(27)	—	—	—	—

Net consumer nonaccrual loan activity	(1)	5	(27)	(9)	1	—	—

Consumer nonaccrual loans, end of period	220	221	216	243	252	—	(13)

Balance, end of period	$863	968	1,035	1,391	1,501	(11)%	(43)

(a)	Excludes nonperforming loans included in loans held for sale, which at June 30 and March 31, 2004, and at December 31, September 30 and June 30, 2003, were $68 million, $67 million, $82 million, $160 million and $167 million, respectively.

Nonperforming loans in the loan portfolio of $863 million decreased $105 million, or 11%, and decreased $638 million, or 43%, from 2Q03. Total nonperforming assets including loans held for sale of $1.0 billion decreased $103 million, or 9%, and decreased $763 million, or 42%, from 2Q03.

Commercial nonaccrual inflows to the nonaccrual portfolio were $100 million, down 45% from $183 million. Payments and other resolutions reduced nonperforming commercial loan balances by $136 million, or 18% of beginning 2Q04 nonperforming commercial loan balances. In the quarter, $19 million in nonperforming commercial loans were sold directly out of the loan portfolio and $6 million in nonperforming commercial loans were transferred to held for sale. Consumer nonaccruals were $220 million vs. $221 million in 1Q04 and $252 million in 2Q03.

Loans Held For Sale

Loans Held for Sale

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Balance, beginning of period	$14,282	12,625	10,173	10,088	7,461

Core business activity
Core business activity, beginning of period	14,183	12,504	9,897	9,762	6,937
Originations/purchases	10,165	6,978	8,343	9,271	9,729
Transfers to (from) loans held for sale, net	(124)	(92)	8	(783)	18
Lower of cost or market value adjustments	—	—	(8)	(7)	(6)
Performing loans sold or securitized	(5,879)	(3,770)	(4,484)	(7,253)	(6,171)
Nonperforming loans sold	—	(2)	(36)	(11)	—
Other, principally payments	(2,145)	(1,435)	(1,216)	(1,082)	(745)

Core business activity, end of period	16,200	14,183	12,504	9,897	9,762

Portfolio management activity
Portfolio management activity, beginning of period	99	121	276	326	524
Transfers to (from) loans held for sale, net
Performing loans	16	50	29	81	83
Nonperforming loans	5	6	13	61	59
Lower of cost or market value adjustments	—	—	5	—	—
Performing loans sold	(43)	(60)	(108)	(102)	(220)
Nonperforming loans sold	(8)	(8)	(63)	(64)	(2)
Allowance for loan losses related to loans transferred to loans held for sale	(1)	(7)	(17)	(18)	(44)
Other, principally payments	(11)	(3)	(14)	(8)	(74)

Portfolio management activity, end of period	57	99	121	276	326

Balance, end of period (a)	$16,257	14,282	12,625	10,173	10,088

(a)	Nonperforming assets included in loans held for sale at June 30 and March 31, 2004, and at December 31, September 30 and June 30, 2003, were $68 million, $67 million, $82 million, $160 million and $167 million, respectively.

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Wachovia 2Q04 Quarterly Earnings Report

Core Business Activity

In 2Q04, a net $10.2 billion of loans were originated or purchased for sale representing core business activity. We sold or securitized a total of $5.9 billion of loans out of the loans held for sale portfolio.

Portfolio Management Activity

We sold or securitized a total of $2.0 billion of loans directly out of the loan portfolio, including a $2.0 billion consumer auto loan securitization initiated to more efficiently utilize capital. These sales included $32 million of commercial loans, $19 million of which were nonperforming. During the quarter, we also transferred $32 million in corporate and commercial exposure to held for sale, including $27 million of outstandings and $5 million of unfunded lending commitments. $25 million of the exposure transferred was performing. $2.0 billion of the non-flow loan sales/transfers were performing and $25 million were nonperforming.

At the end of 2Q04, 99% of the $4.3 billion in large corporate and commercial exposure moved to held for sale since 3Q01 has been sold or paid down. The following table provides additional information related to the direct loan sale and securitization activity and the types of loans transferred to loans held for sale.

Second Quarter 2004 Loans Securitized or

Sold or Transferred to Held for Sale

Out of Loan Portfolio

	Balance			Direct Allowance Reduction	Provision to Adjust Value	Inflow as Loans Held For Sale
(In millions)	Non-performing	Performing	Total			Non-performing	Performing	Total
Commercial loans	$19	13	32	—	3	—	—	—
Consumer loans	—	2,010	2,010	11	—	—	—	—

Loans securitized/sold out of loan portfolio	19	2,023	2,042	11	3	—	—	—

Commercial loans	6	21	27	1	—	6	20	26
Consumer loans	—	—	—	—	—	—	—	—

Loans transferred to held for sale	6	21	27	1	—	6	20	26

Recovery of lower of cost or market losses	—	—	—	—	(12)	—	—	—

Total	$25	2,044	2,069	12	(9)	6	20	26

In addition to the provision described above, provision for credit losses related to loans transferred or sold included a $12 million benefit related to recovery of lower of cost or market losses recorded in prior quarters as a result of payoffs received on loans currently held in the loan portfolio that had been previously carried in loans held for sale.

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Wachovia 2Q04 Quarterly Earnings Report

Merger Integration Update

Estimated Merger Expenses

In connection with the Wachovia Securities retail brokerage transaction, which closed on July 1, 2003, we began recording certain merger-related and restructuring expenses in 3Q03. These expenses are reflected in our income statement. In addition, we recorded purchase accounting adjustments to reflect Prudential Financial’s contributed assets and liabilities at their respective fair values as of July 1, 2003, and to reflect certain exit costs related to Prudential’s contributed businesses, which has the effect of increasing goodwill. These purchase accounting adjustments are final as of June 30, 2004, and total $520 million. This amount is $164 million less than the previously announced estimate. We currently expect merger-related and restructuring expenses to be $500 million. During 2Q04, we reduced our estimate of total one-time costs for the Wachovia Securities retail brokerage transaction by $108 million to $1.0 billion.

In connection with the First Union/Wachovia merger, we have also been recording certain merger-related and restructuring expenses reflected in our income statement, as well as purchase accounting adjustments relating to recording the former Wachovia’s assets and liabilities at their respective fair values as of September 1, 2001, and certain exit costs relating to the former Wachovia’s businesses. For the 12-month period following the merger consummation, these exits costs were recorded as purchase accounting adjustments, and accordingly, had the effect of increasing goodwill. In accordance with GAAP, as of 4Q02, we began recording former Wachovia exit costs, as merger-related and restructuring expenses in our income statement and the fair value purchase accounting adjustments were final as of September 1, 2002. During 2Q04, we reduced our estimate of total one-time costs for the First Union/Wachovia merger by $100 million to $1.3 billion.

The following table indicates our progress compared with the estimated merger expenses for each of the respective transactions.

Wachovia Securities Retail Brokerage Transaction

	Net Merger- Related and Restructuring Expenses	Exit Cost Purchase Accounting Adjustments (a)	Total

(In millions)
Total estimated expenses	$500	520	1,020

Actual expenses
2003	85	118	203
First quarter 2004	55	35	90
Second quarter 2004	65	367	432

Total actual expenses	$205	520	725

(a)	These adjustments represent incremental costs related to combining the two companies and are specifically attributable to Prudential's contributed business. Examples include employee termination costs, employee relocation costs, contract cancellations including leases and closing redundant Prudential contributed facilities. These adjustments are reflected in goodwill and are not charges against income.

First Union/Wachovia Merger

	Net Merger- Related and Restructuring Expenses	Exit Cost Purchase Accounting Adjustments (a)	Total

(In millions)
Total estimated expenses	$1,064	251	1,315

Actual expenses
2001	$178	141	319
2002	386	110	496
2003	364	—	364
First quarter 2004	47	—	47
Second quarter 2004	37	—	37

Total actual expenses	$1,012	251	1,263

(a)	These adjustments represent incremental costs related to combining the two companies and are specifically attributable to the former Wachovia. Examples include employee termination costs, employee relocation costs, contract cancellations including leases and closing redundant former Wachovia facilities. These adjustments are reflected in goodwill and are not charges against income.

The total one-time costs for each of these transactions are the sum of total merger-related and restructuring expenses as reported in the following Merger-Related and Restructuring Expenses table and Total pre-tax exit cost purchase accounting adjustments (one-time costs) as detailed in the Goodwill and Other Intangibles table on the following pages for each of the respective transactions.

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Wachovia 2Q04 Quarterly Earnings Report

During the quarter, we recorded one-time costs of $432 million relating to the Wachovia Securities retail brokerage transaction for a cumulative total of $725 million. We also recorded $37 million in the quarter relating to the First Union/Wachovia merger for a cumulative total for that merger of $1.3 billion.

Merger-Related and Restructuring Expenses

(Income Statement Impact)

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Wachovia Securities retail brokerage transaction merger-related and restructuring expenses
Personnel and employee termination benefits	$20	19	16	13	—
Occupancy and equipment	7	2	2	1	—
Advertising	1	16	—	—	—
Contract cancellations and system conversions	33	15	19	12	—
Other	4	3	5	17	—

Total Wachovia Securities retail brokerage transaction merger-related and restructuring expenses	65	55	42	43	—

First Union/Wachovia merger-related and restructuring expenses
Personnel and employee termination benefits	12	14	30	2	10
Occupancy and equipment	10	13	6	27	29
Advertising	—	1	25	18	15
Contract cancellations and system conversions	11	13	27	44	36
Other	4	6	5	14	6

Total First Union/Wachovia merger-related and restructuring expenses	37	47	93	105	96

Other merger-related and restructuring expenses (reversals), net	—	(3)	—	—	—

Net merger-related and restructuring expenses	102	99	135	148	96

Prudential Financial's 38 percent of shared Wachovia/Prudential Financial retail brokerage merger-related and restructuring expenses (minority interest)	(25)	(22)	(15)	(16)	—
Income taxes (benefits)	(30)	(29)	(45)	(49)	(36)

After-tax net merger-related and restructuring expenses	$47	48	75	83	60

Merger-Related And Restructuring Expenses

In the quarter, we recorded $40 million in net merger-related and restructuring expenses related to the Wachovia Securities retail brokerage transaction after giving effect to Prudential Financial’s share of these expenses of $25 million. The majority of these expenses related to personnel and employee termination benefits as well as contract cancellation and system conversions costs. We also recorded $37 million of expenses relating to the First Union/Wachovia merger. Personnel and employee termination benefits, occupancy and equipment, contract cancellations and system conversions were the largest categories.

Goodwill and Other Intangibles

Under purchase accounting, the assets and liabilities contributed by Prudential Financial to the Wachovia Securities retail brokerage transaction and the assets and liabilities of the former Wachovia are recorded at their respective fair values as of July 1, 2003, and September 1, 2001, respectively, as if they had been individually purchased in the open market. The premiums and discounts that resulted from the purchase accounting adjustments to financial instruments are accreted/amortized into income/expense over the estimated term of the respective assets and liabilities, similar to the purchase of a bond at a premium or discount. This results in a market yield in the income statement for those assets and liabilities. Assuming a stable market environment from the date of purchase, we would expect that as these assets and liabilities mature, they could generally be replaced with instruments of similar yields.

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Wachovia 2Q04 Quarterly Earnings Report

The fair value purchase accounting adjustments relating to the Wachovia Securities retail transaction were final as of June 30, 2004.

Goodwill and Other Intangibles Created by the Wachovia Securities Retail Brokerage Transaction—Final

	2004		2003
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Contributed value less book value of net assets contributed by Prudential Financial, Inc. as of July 1, 2003 (a)	$118	118	118	140

Fair value purchase accounting adjustments (b)
Premises and equipment	116	136	136	136
Other	127	59	33	6
Income taxes	(86)	(67)	(67)	(56)

Total fair value purchase accounting adjustments	157	128	102	86

Exit cost purchase accounting adjustments (c)
Personnel and employee termination benefits	147	34	22	—
Occupancy and equipment	328	88	77	76
Other	45	31	19	17

Total pre-tax exit costs	520	153	118	93
Income taxes	(201)	(56)	(42)	(32)

Total after-tax exit cost purchase accounting adjustments (One-time costs)	319	97	76	61

Total purchase intangibles	594	343	296	287
Customer relationships intangibles (Net of income taxes)	91	91	91	91

Goodwill	$503	252	205	196

(a)	3Q03 based on preliminary valuation of net assets contributed.
(b)	These adjustments represent fair value adjustments in compliance with purchase accounting standards and adjust assets and liabilities contributed by Prudential Financial to their fair values as of July 1, 2003.
(c)	These adjustments represent incremental costs relating to combining the two companies and are specifically attributable to those businesses contributed by Prudential Financial.

In 2Q04, we recorded certain refinements to our initial estimates of the fair value of the assets and liabilities contributed by Prudential Financial in the Wachovia Securities retail brokerage transaction and recorded additional exit cost purchase accounting adjustments. Together, these adjustments resulted in an after-tax net increase to goodwill of $251 million. This amount includes an additional $367 million in pre-tax exit cost purchase accounting adjustments principally pertaining to occupancy and equipment as we finalized our plans for the integration, and reflects the costs associated with consolidating operations to Richmond, VA and personnel and employee termination benefits. As of June 30, 2004, the goodwill attributable to this transaction totaled $503 million.

Goodwill and Other Intangibles Created by the First Union/Wachovia Merger—Final

(In millions)
Purchase price less former Wachovia ending tangible stockholders' equity as of September 1, 2001	$7,466

Fair value purchase accounting adjustments (a)
Financial assets	836
Premises and equipment	167
Employee benefit plans	276
Financial liabilities	(13)
Other, including income taxes	(154)

Total fair value purchase accounting adjustments	1,112

Exit cost purchase accounting adjustments (b)
Personnel and employee termination benefits	152
Occupancy and equipment	85
Gain on regulatory-mandated branch sales	(47)
Contract cancellations	8
Other	53

Total pre-tax exit costs	251
Income taxes	(73)

Total after-tax exit cost purchase accounting adjustments (One-time costs)	178

Total purchase intangibles	8,756
Deposit base intangible (Net of income taxes)	1,194
Other identifiable intangibles (Net of income taxes)	209

Goodwill as of June 30, 2004	$7,353

(a)	These adjustments represent fair value adjustments in compliance with purchase accounting standards and adjust assets and liabilities of the former Wachovia to their fair values as of September 1, 2001.
(b)	These adjustments represent incremental expenses relating to combining the two companies and are specifically attributable to the former Wachovia.

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Wachovia 2Q04 Quarterly Earnings Report

E xplanation of Our Use of Certain Non-GAAP Financial Measures

In addition to results presented in accordance with GAAP, this quarterly earnings report includes certain non-GAAP financial measures, including those presented on pages 2 and 4 under the captions “Earnings Reconciliation”, and “Other Financial Measures”, each with the sub-headings – “Earnings excluding merger-related and restructuring expenses, and cumulative effect of a change in accounting principle” and — “Earnings excluding merger-related and restructuring expenses, other intangible amortization and cumulative effect of a change in accounting principle”, and which are reconciled to GAAP financial measures on pages 37-39. In addition, in this quarterly earnings report certain designated net interest income amounts are presented on a tax-equivalent basis, including the calculation of the overhead efficiency ratio.

Wachovia believes these non-GAAP financial measures provide information useful to investors in understanding the underlying operational performance of the company, its business and performance trends and facilitates comparisons with the performance of others in the financial services industry. Specifically, Wachovia believes that the exclusion of merger-related and restructuring expenses, and the cumulative effect of a change in accounting principle permits evaluation and a comparison of results for on-going business operations, and it is on this basis that Wachovia’s management internally assesses the company’s performance. Those non-operating items are excluded from Wachovia’s segment measures used internally to evaluate segment performance in accordance with GAAP because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments. In addition, because of the significant amount of deposit base intangible amortization, Wachovia believes that the exclusion of this expense provides investors with consistent and meaningful comparisons to other financial services firms. Wachovia’s management makes recommendations to its board of directors about dividend payments based on reported earnings excluding merger-related and restructuring expenses, other intangible amortization and the cumulative effect of a change in accounting principle (cash earnings), and has communicated certain cash dividend payout ratio goals to investors. Management believes that the cash dividend payout ratio is useful to investors because it provides investors with a better understanding of and permits investors to monitor Wachovia’s dividend payout policy. Wachovia also believes that the presentation of net interest income on a tax-equivalent basis ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry standards. Wachovia operates one of the largest retail brokerage businesses in our industry, and we have presented an overhead efficiency ratio excluding these brokerage services, which management believes is useful to investors in comparing the performance of our banking business with other banking companies.

Although Wachovia believes the above non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP basis financial measures.

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Wachovia 2Q04 Quarterly Earnings Report

Reconciliation Of Certain Non-GAAP Financial Measures

Reconciliation of Certain Non-GAAP Financial Measures

		2004		2003
(Dollars in millions, except per share data)	*	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Net income
Net income (GAAP)	A	$1,252	1,251	1,100	1,105	1,032
After tax change in accounting principle (GAAP)		—	—	—	(17)	—

Income before change in accounting principle (GAAP)		1,252	1,251	1,100	1,088	1,032
After tax merger-related and restructuring expenses (GAAP)		47	48	75	83	60

Income before change in accounting principle, excluding merger-related and restructuring expenses	B	1,299	1,299	1,175	1,171	1,092
After tax other intangible amortization (GAAP)		67	69	74	79	81

Income before change in accounting principle, excluding after tax merger-related and restructuring expenses, and other intangible amortization (Cash basis)	C	$1,366	1,368	1,249	1,250	1,173

Net income available to common stockholders
Net income available to common stockholders (GAAP)	D	$1,252	1,251	1,100	1,105	1,031
After tax merger-related and restructuring expenses (GAAP)		47	48	75	83	60
After tax change in accounting principle (GAAP)		—	—	—	(17)	—

Net income available to common stockholders, excluding merger-related and restructuring expenses	E	1,299	1,299	1,175	1,171	1,091
After tax other intangible amortization (GAAP)		67	69	74	79	81

Net income available to common stockholders, excluding after tax merger-related and restructuring expenses, and other intangible amortization (Cash basis)	F	$1,366	1,368	1,249	1,250	1,172

Return on average assets
Average assets (GAAP)	G	$411,074	398,688	388,987	376,894	341,912
Average intangible assets (GAAP)		(12,326)	(12,351)	(12,380)	(12,250)	(12,250)

Average tangible assets (GAAP)	H	$398,748	386,337	376,607	364,644	329,662

Average assets (GAAP)		$411,074	398,688	388,987	376,894	341,912
Merger-related and restructuring expenses (GAAP)		69	20	199	138	63
Change in accounting principle		—	—	—	(14)	—

Average assets, excluding merger-related and restructuring expenses, and change in accounting principle	I	411,143	398,708	389,186	377,018	341,975
Average intangible assets (GAAP)		(12,326)	(12,351)	(12,380)	(12,250)	(12,250)

Average tangible assets (Cash basis)	J	$398,817	386,357	376,806	364,768	329,725

Return on average assets
GAAP	A/G	1.22%	1.26	1.12	1.16	1.21
Excluding merger-related and restructuring expenses	B/I	1.27	1.31	1.20	1.23	1.28
Return on average tangible assets
GAAP	A/H	1.26	1.30	1.16	1.20	1.26
Cash basis	C/J	1.38%	1.42	1.32	1.36	1.43

Table continued on next page.

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Wachovia 2Q04 Quarterly Earnings Report

Reconciliation Of Certain Non-GAAP Financial Measures Reconciliation of Certain Non-GAAP Financial Measures
		2004		2003
(Dollars in millions, except per share data)	*	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Return on average common stockholders' equity
Average common stockholders' equity (GAAP)	K	$32,496	32,737	32,141	31,985	32,362
Merger-related and restructuring expenses (GAAP)		69	20	199	138	63
Change in accounting principle		—	—	—	(14)	—

Average common stockholders' equity, excluding merger-related and restructuring expenses, and change in accounting principle	L	32,565	32,757	32,340	32,109	32,425
Average intangible assets (GAAP)	M	(12,326)	(12,351)	(12,380)	(12,250)	(12,250)

Average common stockholders' equity (Cash basis)	N	$20,239	20,406	19,960	19,859	20,175

Return on average common stockholders' equity GAAP	D/K	15.49%	15.37	13.58	13.71	12.78
Excluding merger-related and restructuring expenses, and change in accounting principle	E/L	16.04	15.95	14.41	14.46	13.49
Return on average tangible common stockholders' equity GAAP	D/K+M	24.96	24.68	22.09	22.22	20.56
Cash basis	F/N	27.15%	26.97	24.83	24.97	23.32

*	The letters included in the column are provided to show how the various ratios presented in the tables on pages 37 through 39 are calculated. For example, return on average assets on a GAAP basis is calculated by dividing net income (GAAP) by average assets (GAAP) (i.e., A/G), and annualized where appropriate.

Page-38

Wachovia 2Q04 Quarterly Earnings Report

Reconciliation Of Certain Non-GAAP Financial Measures Reconciliation of Certain Non-GAAP Financial Measures
		2004		2003
(Dollars in millions, except per share data)	*	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Overhead efficiency ratios
Noninterest expense (GAAP)	O	$3,487	3,656	3,766	3,570	3,001
Merger-related and restructuring expenses (GAAP)		(102)	(99)	(135)	(148)	(96)

Noninterest expense, excluding merger-related and restructuring expenses	P	3,385	3,557	3,631	3,422	2,905
Other intangible amortization (GAAP)		(107)	(112)	(120)	(127)	(131)

Noninterest expense (Cash basis)	Q	$3,278	3,445	3,511	3,295	2,774

Net interest income (GAAP)		$2,838	2,861	2,877	2,653	2,540
Tax-equivalent adjustment		65	62	65	64	63

Net interest income (Tax-equivalent)		$2,903	2,923	2,942	2,717	2,603
Fee and other income (GAAP)		2,599	2,757	2,604	2,616	2,158

Total	R	$5,502	5,680	5,546	5,333	4,761

Retail Brokerage Services, excluding insurance
Noninterest expense (GAAP)	S	$908	989	957	941	472

Net interest income (GAAP)		$117	107	82	69	30
Tax-equivalent adjustment		—	—	1	—	—

Net interest income (Tax-equivalent)		117	107	83	69	30
Fee and other income (GAAP)		907	1,031	1,008	1,001	532

Total	T	$1,024	1,138	1,091	1,070	562

Overhead efficiency ratios
GAAP	O/R	63.40%	64.36	67.90	66.95	63.03
Excluding merger-related and restructuring expenses	P/R	61.54	62.61	65.45	64.18	61.02
Excluding merger-related and restructuring expenses, and brokerage	P-S/R-T	55.34	56.53	60.00	58.23	57.93
Cash basis	Q/R	59.60	60.64	63.28	61.79	58.27
Cash basis excluding brokerage	Q-S/R-T	52.95%	54.06	57.30	55.24	54.81

Operating leverage
Operating leverage (GAAP)		$(11)	244	18	2	(1)
After tax merger-related and restructuring expenses (GAAP)		3	(36)	(12)	52	31

Operating leverage, excluding merger-related and restructuring expenses		(8)	208	6	54	30
After tax other intangible amortization (GAAP)		(5)	(8)	(7)	(4)	(9)

Operating leverage (Cash basis)		$(13)	200	(1)	50	21

Dividend payout ratios on common shares
Dividends paid per common share	U	$0.40	0.40	0.35	0.35	0.29

Diluted earnings per common share (GAAP)	V	$0.95	0.94	0.83	0.83	0.77
Merger-related and restructuring expenses (GAAP)		0.03	0.04	0.05	0.06	0.04
Other intangible amortization (GAAP)		0.05	0.05	0.06	0.05	0.06
Change in accounting principle (GAAP)		—	—	—	(0.01)	—

Diluted earnings per common share (Cash basis)	W	$1.03	1.03	0.94	0.93	0.87

Dividend payout ratios (GAAP)
GAAP	U/V	42.11%	42.55	42.17	42.17	37.66
Cash basis	U/W	38.83%	38.83	37.23	37.63	33.33

*	The letters included in the column are provided to show how the various ratios presented in the tables on pages 37 through 39 are calculated. For example, return on average assets on a GAAP basis is calculated by dividing net income (GAAP) by average assets (GAAP) (i.e., A/G), and annualized where appropriate.

Page-39

Wachovia 2Q04 Quarterly Earnings Report

Cautionary Statement

The foregoing materials and management’s discussion of them may contain, among other things, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to Wachovia, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to certain of Wachovia’s goals and expectations with respect to earnings, earnings per share, revenue, expenses, and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, (ii) statements relating to the benefits of (A) the proposed merger between Wachovia Corporation and SouthTrust Corporation (the “Merger”), and (B) the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc., completed July 1, 2003 (the “Brokerage Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the Merger and/or the Brokerage Transaction, (iii) statements with respect to Wachovia’s and SouthTrust’s plans, objectives, expectations and intentions and other statements that are not historical facts, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “probably”, “potentially”, “projects”, “outlook” or similar expressions. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s or SouthTrust’s control). The following factors, among others, could cause Wachovia’s financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements: (1) the risk that the businesses involved in the Merger and/or the Brokerage Transaction will not be integrated successfully or such integrations may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger and/or the Brokerage Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger and/or the Brokerage Transaction may be lower than expected; (4) deposit attrition, customer attrition, operating costs, and business disruption following the Merger and/or the Brokerage Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the failure of Wachovia’s and/or SouthTrust’s shareholders to approve the merger; (6) enforcement actions by governmental agencies that are not currently anticipated; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, its mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities; (11) adverse changes in the financial performance and/or condition of Wachovia’s borrowers which could impact the repayment of such borrowers’ outstanding loans; and (12) the impact on Wachovia’s businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts. Additional information with respect to factors that may cause actual results to differ materially from those contemplated by such forward-looking statements is included in the reports filed by Wachovia with the Securities and Exchange Commission, including its Current Report on Form 8-K dated July 15, 2004.

Wachovia cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the Merger and/or the Brokerage Transaction or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia does not undertake any obligation to update any forward-looking statement, whether written or oral.

Page-40

Wachovia 2Q04 Quarterly Earnings Report

Additional Information

The proposed merger between Wachovia Corporation and SouthTrust Corporation will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on July 9, 2004, Wachovia filed a registration statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above.

Page-41

The following is a transcript of a video broadcast made available to Wachovia employees.

[ THEME MUSIC ]

>>Mary: WELCOME TO “EARNINGS REVIEW,” YOUR SOURCE FOR THE STORY BEHIND WACHOVIA’S PERFORMANCE EACH QUARTER. WE COME TO YOU FOUR TIMES A YEAR ON THE DAYS WE ANNOUNCE CORPORATE EARNINGS FOR THE PREVIOUS QUARTER. OUR GOAL IS TO HELP YOU UNDERSTAND THE COMPANY’S FINANCIALS AND HOW THEY CONTRIBUTE TO WACHOVIA’S REPUTATION. TODAY, WE’RE LOOKING AT SECOND QUARTER EARNINGS FOR 2004. WITH US TODAY, AS ALWAYS, IS BOB KELLY, CFO AND HEAD OF FINANCE. WELCOME, BOB. THANKS FOR JOINING US.

>>Bob: NICE TO BE HERE, MARY.

>>Mary: AND WE ALSO REGULARLY INVITE MEMBERS OF WACHOVIA’S LEADERSHIP TEAM TO JOIN US AS GUESTS. WITH US TODAY IS SHANNON McFAYDEN, HEAD OF CORPORATE AND COMMUNITY AFFAIRS, WHICH INCLUDES COMMUNITY DEVELOPMENT, CORPORATE COMMUNICATIONS, AND COMMUNITY AFFAIRS. SHANNON IS GOING TO DISCUSS WACHOVIA’S STRATEGIC PRIORITIES AND CURRENT EFFORTS AROUND THE COMPANY’S EFFICIENCY INITIATIVE. LET’S START WITH THE NEWS FROM THE SECOND QUARTER OF 2004. BOB, COULD YOU WALK US THROUGH THE QUARTER’S RESULTS?

>>Bob: I WOULD BE PLEASED TO, MARY. IT WAS A GREAT QUARTER, QUITE FRANKLY. IT WAS A LITTLE BIT HIGHER THAN WHAT THE MARKET WAS EXPECTING. EARNINGS WERE VERY STRONG. EPS WAS VERY STRONG, AND WHEN YOU ACTUALLY STEP BACK AND LOOK AT THE NUMBERS, YOU CAN SEE THAT OUR EARNINGS WERE ACTUALLY UP 21% YEAR OVER YEAR. MY EXPECTATION IS THAT’S PROBABLY THE HIGHEST OF ALL THE BIG BANKS IN THE COUNTRY. SO THE TOP 20 BANKS, WE’RE PROBABLY NUMBER ONE ON A YEAR-OVER-YEAR BASIS. CREDIT QUALITY CONTINUES TO BE EXTRAORDINARY. OUR NON-PERFORMING LOANS, — THOSE ARE THE LOANS THAT WE’RE NOT ACCRUING INTEREST ON, — IS ACTUALLY DOWN 9% ONE QUARTER OVER THE NEXT, WHICH WAS A GAIN AND VERY IMPRESSIVE IN AN ENVIRONMENT WHERE NON-PERFORMING ASSETS ARE ALREADY VERY LOW, SO THIS IS FURTHER IMPROVEMENT IN CREDIT QUALITY, AND WHEN YOU LOOK AT EACH ONE OF OUR BUSINESSES, I THINK THEY’RE EXECUTING VERY NICELY.

>>Mary: WELL, THAT’S GREAT. YOU MENTIONED THAT WE DID EXCEED WALL STREET’S EXPECTATIONS FOR THE QUARTER.

>>Bob: WE DID.

>>Mary: BUT WE’VE NOTICED THAT, I GUESS, DATING BACK TO THE SOUTHTRUST ANNOUNCEMENT, THE STOCK PRICE HAS BEEN DEPRESSED A LITTLE. CAN YOU TALK A LITTLE BIT ABOUT WHY THAT’S THE CASE?

>>Bob: WELL, SURE. TYPICALLY WHAT HAPPENS WHEN ANYONE THINKS ABOUT AN ACQUISITION OR A MERGER, IN ALMOST ALL SITUATIONS LIKE THIS, THE ACQUIRING COMPANY’S STOCK PRICE USUALLY GOES DOWN ANYWHERE FROM 5 TO 6%. OUR STOCK PRICE WENT DOWN 4% BECAUSE PEOPLE WORRY ABOUT: GEE, DID THEY PAY TOO MUCH? DID THEY PAY IN A WAY IN WHICH IT WILL BE HARD FOR THEM TO GET SYNERGIES? ARE THEIR SYNERGIES TOO HIGH, TOO LITTLE? WILL THEY BE ABLE TO ACHIEVE WHAT THEY’RE DOING? THERE’S SOME INTEGRATION RISKS AND THE MARKET WORRIES ABOUT THAT, AND IT’S CHANGE, SO TYPICALLY THE MARKET DINGS YOU A LITTLE BIT FOR A LITTLE WHILE. MY GUESS IS I DON’T THINK WE’LL HAVE THIS ISSUE TWO OR THREE MONTHS FROM NOW.

>>Mary: THAT’S GOOD NEWS. WE LOOK FORWARD TO THAT. LET’S THINK ABOUT THE SECOND QUARTER AGAIN AND EACH LINE OF BUSINESS.

>>Bob: SURE.

>>Mary: TALK A LITTLE BIT ABOUT HOW EACH OF OUR FOUR CORE LINES OF BUSINESS DID FOR THE QUARTER.

>>Bob: I WOULD BE DELIGHTED TO. FIRSTLY, EVERY ONE OF THE BUSINESSES HAD A VERY NICE REVENUE INCREASE YEAR OVER YEAR, AND EVERY ONE OF THEM HAD DOUBLE DIGIT EARNINGS GROWTH YEAR OVER YEAR, AND THAT’S HOW YOU ACHIEVE A 21%, BOTTOM LINE IMPROVEMENT YEAR OVER YEAR. SO WHEN YOU THINK OF EACH ONE OF OUR BUSINESSES, FIRSTLY THE CORPORATE INVESTMENT BANK, THEIR REVENUE IS UP 18% YEAR OVER YEAR WITH AN OVER 50% IMPROVEMENT OVER THE PRIOR YEAR. THAT’S A LITTLE BIT ABOUT THE CAPITAL MARKETS BEING STRONGER THAN THEY WERE, BUT IT’S ALSO A GREAT REFLECTION OF THE FACT THAT THEY’RE GAINING MARKET SHARE OVER OTHER BIG INVESTMENT BANKS, SO THEY’RE DOING A GREAT JOB. CMG HAD A TOUGHER QUARTER THIS QUARTER. THEY’RE REVENUES ARE UP HUGELY YEAR OVER YEAR AND SO IS THE BOTTOM LINE BECAUSE IT INCLUDES PRUDENTIAL, BUT THEY’RE DOWN A LITTLE BIT IN REVENUE AND A LITTLE BIT IN EARNINGS OVER THE FIRST QUARTER BECAUSE RETAIL INVESTMENT ACTIVITY THROUGHOUT THE NATION IS DOWN. SO IN OTHER WORDS, INDIVIDUALS AREN’T BUYING MUTUAL FUNDS AND STOCKS AND BONDS AS AGGRESSIVELY AS THEY WERE IN THE FIRST QUARTER. HAVING SAID THAT, IT WAS STILL A GOOD QUARTER FOR CMG. IN TERMS OF GBG, THEY HAD A FANTASTIC QUARTER. THEIR REVENUES WERE UP 5% OVER THE PRIOR YEAR AND THE BOTTOM LINE IS UP 16%, AND THAT’S A REFLECTION OF FANTASTIC SALES, WONDERFUL SERVICE, DEPOSIT GROWTH CONTINUES TO BE EXTRAORDINARY, AND WE’RE FINALLY STARTING TO SEE A LITTLE BIT OF LOAN GROWTH, MORE SO THAN WE WOULD HAVE PERHAPS IN PRIOR QUARTERS, SO GREAT QUARTER FROM GBG, AND FINALLY, WEALTH, AND THEY HAD AN EXCELLENT QUARTER. WE HAVE REVENUE UP 13% YEAR OVER YEAR AND THEIR BOTTOM LINE IS UP ALMOST 50% YEAR OVER YEAR SO WHEN YOU ACTUALLY SLICE AND DICE IT AND LOOK AT EACH ONE OF THE BUSINESSES, MARY, IT’S A GREAT STORY.

>>Mary: AND I THINK IT REALLY ALSO ADVOCATES WHY OUR BUSINESS MODEL MAKES SO MUCH SENSE BECAUSE THE VARIOUS BUSINESSES ARE DOING WELL OR BETTER AT DIFFERENT TIMES, AND IT GIVES US A LOT OF STRENGTH.

>>Bob: WELL, IT’S TRUE. YOU KNOW, WE HAVE ABOUT — WHEN YOU THINK ABOUT 2002 AND 2003, THOSE WERE INCREDIBLY GOOD YEARS FOR OUR GENERAL BANK, AND THEY WERE MUCH TOUGHER YEARS FOR THE CORPORATE INVESTMENT BANK. THIS YEAR, THE CORPORATE INVESTMENT BANK IS JUST FLYING HIGH AND GREAT EARNINGS IMPROVEMENT YEAR OVER YEAR, AND THE GENERAL BANK STILL HAS FANTASTIC IMPROVEMENT, BUT NOT TO THE SAME EXTENT. SO THE GENERAL BANK REALLY CARRIED US LARGELY DURING THE PERIOD OF THE RECESSION AND NOW THE CORPORATE INVESTMENT BANK IS REALLY DOING GREAT THINGS FOR OUR BOTTOM LINE.

>>Mary: I WANT TO ASK YOU ONE MORE THING ABOUT THE ECONOMIC ENVIRONMENT. AS INTEREST RATES HAVE RISEN OVER THE PAST SEVERAL MONTHS, WHAT DO YOU SEE THE AFFECT OF THAT BEING ON WACHOVIA? WE HEAR A LOT ABOUT THAT IN THE NEWS, IN GENERAL.

>>Bob: IT’S KIND OF MIXED. THE MARKET TRADITIONALLY THINKS THAT AS RATES GO UP, IT’S BAD FOR BANK EARNINGS, AND THAT’S ONLY IF THE BANKS HAVEN’T ANTICIPATED AN INCREASE IN INTEREST RATES. YOU CAN POSITION YOUR BALANCE SHEET AND YOUR INTEREST RATE SENSITIVITY SO ON AVERAGE IT REALLY DOESN’T MATTER, OR YOU MIGHT ACTUALLY MAKE A LITTLE BIT OF MONEY ON IT, AND THAT’S ESSENTIALLY WHAT WE DO. A RISE IN INTEREST RATES, YOU SHOULDN’T WORRY ABOUT IT IN TERMS OF THE IMPACT THAT IT MIGHT HAVE ON OUR EARNINGS. THERE’S A LOT OF GOOD THINGS ABOUT A RISE IN INTEREST RATES. THAT IMPLIES THAT THE ECONOMY IS GETTING STRONGER AND THAT LOAN GROWTH SHOULD BE HIGHER AND FEE GROWTH SHOULD BE HIGHER. SO I ACTUALLY FEEL PRETTY GOOD ABOUT AT LEAST SOME RISE IN INTEREST RATES BECAUSE THAT TELLS US THINGS ARE GETTING BETTER IN THE ECONOMY.

>>Mary: WELL, THAT’S GOOD. THANKS FOR THAT GREAT REVIEW OF THE QUARTER, AND NOW I’D LIKE TO TURN TO SHANNON AND TALK A LITTLE BIT ABOUT OUR STRATEGIC PRIORITIES AS A CORPORATION. WE TALKED ABOUT FIVE PRIORITIES A FEW MONTHS AGO AND NOW WE’VE ADDED A SIXTH WITH THE SOUTHTRUST ANNOUNCEMENT. TALK A LITTLE BIT ABOUT OUR SIX CORPORATE PRIORITIES.

>>Shannon: THAT WOULD BE GREAT. AS YOU SAID, THEY REALLY HAVE NOT CHANGED A LOT. EARLIER THIS YEAR, KEN ASKED ALL OF US TO FOCUS ON SOME THINGS THAT WE’VE BEEN FOCUSING ON, REVENUE GROWTH, CUSTOMER SATISFACTION, AND REALLY TAKING THAT TO THE NEXT LEVEL OF CUSTOMER LOYALTY, EMPLOYEE ENGAGEMENT, CONTINUING TO BUILD ON OUR STRONG FOUNDATION OF CORPORATE GOVERNANCE. HE ADDED A FIFTH ONE FOR US THIS YEAR, WHICH IS EXPENSE CONTROL, REDUCING EXPENSES. REALLY, IN ESSENCE, INCREASING OUR EFFICIENCY. WE WERE FOCUSED ON THOSE FIVE, AND THEN, OF COURSE, AFTER LAST MONTH ADDED BACK ON A NUMBER SIX PRIORITY, WHICH WE HAVE DONE BEFORE SO WELL, BUT WE MUST CONTINUE TO DO IT AGAIN WITH THE SOUTHTRUST MERGER AND THAT IS, HAVING A SUCCESSFUL MERGER INTEGRATION.

>>Mary: RIGHT. WELL, WE JUST TALKED ABOUT THE QUARTER’S RESULTS AND OVER THE PAST EIGHT QUARTERS, I GUESS, THEY’VE CONTINUED TO HAVE INCREASED EARNINGS EACH QUARTER, BUT WACHOVIA’S DOING WELL, SO WHEN WE THINK ABOUT THIS EFFICIENCY GOAL, WHY IS IT THAT WE FEEL LIKE WE NEED TO IMPROVE OUR EFFICIENCY? I WOULD OPEN THAT UP TO BOTH OF YOU.

>>Shannon: WELL, THAT’S A GREAT QUESTION, AND IT CAN SEEM LIKE A DISCONNECT WITH ALL THE GREAT THINGS THAT BOB DESCRIBED THAT WE’RE DOING, WHY IS IT THAT WE NEED TO FOCUS ON A FIFTH EFFICIENCY? THE ANSWER IS SIMPLE AND THE DATA IS PRETTY COMPELLING. YOU HEARD BOB MENTION OUR PERFORMANCE RELATIVE TO OUR TOP 20 PEER BANKS AND ON ANY NUMBER OF MEASURES, INCLUDING THOSE THAT BOB OUTLINED, WE REALLY ARE AMONG THE TOP. SOMETIMES IN THE NUMBER ONE POSITION, BUT TYPICALLY IN THE TOP QUARTILE. THERE’S ONE RATIO, THOUGH, WHERE WE ARE LAGGING OUR PEERS AND PRETTY SIGNIFICANTLY LAGGING OUR PEERS, AND THAT IS THE OVERHEAD EFFICIENCY RATIO, ALSO KNOWN AS OER. WHEN YOU LOOK AT THAT RATIO, WHICH IS A MEASURE OF OUR EFFICIENCY, WE’RE AT THE BOTTOM OF OUR 20 PEER BANKS. EVEN IF YOU REMOVE BROKERAGE FROM THAT EQUATION, WHICH IS BY THE NATURE OF ITS BUSINESS A MORE COST-INTENSIVE BUSINESS, WE STILL ARE IN THE BOTTOM HALF OF OUR PEER GROUP, AND THAT’S NOT A PLACE WHERE WE WANT TO BE. IN ORDER TO BE THE BEST, MOST TRUSTED AND ADMIRED, WE NEED TO BE IN THE TOP HALF, IN THE FIRST OR SECOND QUARTILE AGAINST OUR PEERS, AND WHEN YOU LOOK AT THE EFFICIENCY RATIO, THERE ARE TWO WAYS TO IMPROVE IT, REVENUE GROWTH AND A REDUCTION IN COSTS, AND SO WE’RE GOING TO WORK ON BOTH OF THOSE.

>>Mary: WELL, THAT MAKES SENSE. BOB, WOULD YOU ADD ANYTHING?

>>Bob: I THINK THAT WAS A GREAT SUMMARY, SHANNON. IT’S TRUE. WHEN ONE THINKS ABOUT BUILDING A GREAT COMPANY, YOU WANT TO HAVE ALL OF YOUR KEY RATIOS AND METRICS BE IN FIRST QUARTILE, BEING THE BEST IN THE NATION. THE ONLY ONE WE CAN LEGITIMATELY BE CRITICIZED FOR WOULD BE THAT RATIO, AND WHEN WE TALK ABOUT IMPROVING THAT, IT’S ABOUT DOING A BETTER JOB FOR OUR CUSTOMERS WHILE BECOMING MORE EFFICIENT. AND IT’S NOT ABOUT ACTUALLY CUTTING EXPENSES. IT’S ABOUT SLOWING DOWN THE GROWTH RATE OF EXPENSES. WE’RE STILL GOING TO GROW AND WE’RE GOING TO INVEST IN THE COMPANY AND INVEST IN OUR BUSINESSES, BUT WE JUST WANT TO SLOW DOWN THAT GROWTH AND EXPENSES MORE THAN WE HAVE BEEN DOING OVER THE PAST NUMBER OF YEARS.

>>Mary: NOW WE UNDERSTAND WHY WE NEED TO DO SOMETHING ABOUT THIS. WHAT ARE SOME OF THE ACTIONS THAT WE’RE ACTUALLY TAKING, SHANNON, IN ORDER TO REACH THAT GOAL?

>>Shannon: WELL, WE’RE TRYING TO BE VERY COMPREHENSIVE, BUT ALSO VERY THOUGHTFUL AND FACT-BASED. WE DO HAVE A NUMBER OF REVENUE GROWTH INITIATIVES THAT ALL OF OUR LINES OF BUSINESSES ARE WORKING ON TO FIGURE OUT WHERE ARE THERE OPPORTUNITIES TO EVEN GROW MORE OUR REVENUE BASE. AT THE SAME TIME, WE’VE GOT TO LOOK AT OUR EXPENSE GROWTH, AND SO WE HAVE FORMED A PROGRAM OFFICE. PETER SIDEBOTTOM AND I HAVE BEEN ASKED TO LEAD THAT OFFICE. WE HAVE ASSEMBLED A TEAM FROM HUMAN RESOURCES, COMMUNICATIONS, OPERATIONAL RISK, FINANCE. WE ARE ATTACKING THIS THROUGH TAKING A LOT OF DATA IN THE COMPANY AND SAYING, HOW DO WE NOW SCOPE OUT AND ASSESS WHERE ARE THE REAL OPPORTUNITIES? WE’RE LOOKING AT PROCESSES. WE’RE LOOKING AT ORGANIZATIONAL MODELS. WE’RE LOOKING AT STRUCTURES. WE’RE LOOKING AT WHERE ARE THERE PERHAPS DUPLICATIONS OF ACTIVITIES THAT WE COULD REDUCE. RIGHT NOW, WE HAVE IDENTIFIED SEVEN INITIAL INITIATIVES, AND WE’RE IN THE MIDDLE OF SCOPING THOSE TO SEE IS THERE REALLY OPPORTUNITY THERE, HOW BIG IT IS, AND CAN WE PURSUE THOSE OPPORTUNITIES IN A WAY THAT WON’T DISRUPT REVENUE GROWTH, WON’T DISRUPT CUSTOMER SERVICE, WON’T DISRUPT MERGER INTEGRATION. AS WE SCOPE EACH OF THOSE FOR TIMING AND SEQUENCING, WE CONTINUE TO ADD POSSIBLE INITIATIVES TO THE LIST AND OVER THE NEXT THREE YEARS, WE’LL LOOK AT EVERY SINGLE OPPORTUNITY WE CAN FIND.

>>Mary: OKAY. WE KIND OF TOUCHED ON THIS, BUT WHEN YOU THINK ABOUT THE SIX STRATEGIC PRIORITIES, THEY SEEM TO BE ALMOST IN CONFLICT WITH EACH OTHER. I MEAN, HOW CAN YOU REDUCE EXPENSES OR EVEN THE GROWTH RATE IN EXPENSES AT THE SAME TIME YOU’RE INCREASING LOYALTY AMONG YOUR CUSTOMERS OR FLAWLESSLY EXECUTING A MERGER INTEGRATION? HOW DO YOU RESOLVE THOSE PERCEIVED CONFLICTS IN THE PRIORITIES?

>>Shannon: THAT IS THE QUESTION AND THE ONE THAT IS TOP OF MIND FOR US, AND WE’RE SPENDING A LOT OF TIME TALKING ABOUT THAT BECAUSE WE HAVE TO BE MINDFUL ABOUT IT. YOU KNOW, I OVERSIMPLIFY IT, BUT I LIKEN IT TO WHAT WE TRY TO DO IN OUR LIVES. RUNNING THIS COMPANY WOULD BE EASY IF WE COULD SAY THIS YEAR, WE’RE GOING TO FOCUS ON CUSTOMERS AND NEXT YEAR, WE WILL FOCUS ON REVENUE, AND THE YEAR AFTER THAT, WE WILL FOCUS ON EXPENSES. JUST LIKE IT WOULD BE EASIER TO SAY THIS YEAR WILL BE MY FAMILY, AND NEXT YEAR WILL BE MY JOB AND THE YEAR AFTER MY HEALTH. WE CAN’T DO THAT, AND IN FACT, “BUSINESS ETHICS MAGAZINE” PRODUCED THEIR LIST OF 100 BEST CORPORATE CITIZENS. A LIST THAT WE SHOULD BE SO PROUD THAT WACHOVIA MADE, BUT THEIR DEFINITION OF SUCCESS AND WHAT HELPED US TO BE PLACED ON THAT LIST, IS COMPANIES WHO DO WELL SERVING ALL THEIR CONSTITUENCIES SIMULTANEOUSLY. THAT IS, TAKING CARE OF OUR SHAREHOLDERS, OUR CUSTOMERS, OUR EMPLOYEES AND OUR COMMUNITIES, AND CAN WE DO ALL FOUR OF THOSE WELL AND AT THE SAME TIME? THAT’S WHAT THIS INITIATIVE IS ALL ABOUT. SO IT’S GOING TO REQUIRE CONSTANT FOCUS. WE HAVE WONDERFUL INITIATIVE LEADERS. WE HAVE GREAT STEERING COMMITTEES AND REALLY, THAT’S WHY WE HAVE THIS PROGRAM OFFICE IN PLACE, TO JUGGLE THE COMPETING PRIORITIES AND FIGURE OUT HOW TO DO THEM ALL WELL.

>>Mary: RIGHT. CAN YOU ADD ANYTHING TO THAT, BOB?

>>Bob: DID I MENTION HOW MUCH I LIKE OTHER PEOPLE TALKING ABOUT THE NEED TO BE EFFICIENT?

>>Mary: I THOUGHT YOU WOULD LIKE THAT.

>>Bob: ESPECIALLY ON THIS SHOW. IT’S WONDERFUL. I AGREE WITH EVERYTHING SHANNON SAYS.

>>Mary: ABSOLUTELY. EFFICIENCY CANNOT ONLY BE WITH THE CFO AND THE FINANCE DIVISION. IT’S SOMETHING WE ALL HAVE TO PARTICIPATE IN.

>>Bob: RIGHT.

>>Mary: SHANNON, I HEARD WITH RESPECT TO THE EFFICIENCY EFFORT THAT THERE’S A NEW ROLE FOR THE INITIATIVE TEAM THAT’S CALLED THE CHALLENGER. TELL ME WHAT THAT MEANS.

>>Shannon: IT IS. IT’S A NEW CONCEPT WE’RE GOING TO USE, AND I’M VERY EXCITED ABOUT. I’M SURE YOU, LIKE I HAVE, OVER THE YEARS HAVE HEARD ABOUT SOME CHANGE COMING OUT IN THE COMPANY, AND WE SIT BACK AND WE SCRATCH OUR HEADS AND SAY, DIDN’T ANYBODY SEE THAT THIS PROBLEM IS GOING TO EXIST? YOU KNOW, WASN’T ANYBODY ASKING THE TOUGH QUESTIONS? THAT’S THE ROLE OF THE CHALLENGER, IS TO BE OUR THOUGHT PROVOKERS, TO ASK THE TOUGH QUESTIONS ABOUT, NOW, WAIT A MINUTE. HOW IS THIS GOING TO IMPACT CUSTOMERS? WAIT A MINUTE. WHAT’S THE IMPACT? IF YOU PULL THAT LEVER HERE, WHAT’S THE IMPACT GOING TO BE OVER HERE? THEY ARE PEOPLE WHO ARE GREAT CROSS-ENTERPRISE THINKERS, WHO ARE BROAD THINKERS, WHO DEMONSTRATED A LOT OF COURAGE AT PUSHING BACK EVEN ON LEADERS AND ASKING THE TOUGH QUESTIONS, AND THAT’S THEIR JOB TO HELP US THINK MORE BROADLY AND TO THINK ABOUT ALL THE ASSOCIATED RISKS AND HELP US REALLY THINK CLEARLY ABOUT EVERYTHING AND ALL CONSTITUENCIES THROUGH THE PROCESS.

>>Mary: THAT SOUNDS LIKE A GREAT ROLE AND ONE THAT WOULD BE APPLICABLE IN A LOT OF INITIATIVES. JUST TO CLARIFY, THOSE CHALLENGERS ARE STILL DOING THEIR EXISTING JOBS.

>>Shannon: YES. EVERYONE INVOLVED IN THIS INITIATIVE FROM THE PROGRAM OFFICE TO INITIATIVE LEADERS TO CHALLENGERS TO STEERING COMMITTEE MEMBERS, WE ALL HAVE DAYTIME JOBS, AS WELL.

>>Mary: GREAT. WELL, THANK YOU FOR THAT GREAT UPDATE ON THE PRIORITIES AND ESPECIALLY ON THE EFFICIENCY EFFORT.

>>Shannon: THANK YOU.

>>Mary: BOB, BEFORE WE CLOSE, I THINK YOU HAVE A MESSAGE, AS YOU USUALLY DO, FOR EMPLOYEES ABOUT WHAT WE SHOULD BE FOCUSING ON TO CONTINUE THE GREAT MOMENTUM THAT WE HAVE.

>>Bob: ABSOLUTELY, MARY. THERE’S NO REAL CHANGE TO IT EITHER. WE’VE GOT TO KEEP GROWING OUR BUSINESS. WE’VE BEEN DOING A FANTASTIC JOB ON THAT FOR QUARTER AFTER QUARTER AFTER QUARTER, SO CONGRATULATIONS. IT’S ALL ABOUT HAVING MORE CUSTOMERS, SERVING THEM BETTER, HAVING THEM BE MORE LOYAL, PROVIDING MORE OPPORTUNITIES TO BUY OUR GREAT PRODUCTS AND SERVICES OVER TIME, AND THAT’S HAPPENING. LET’S KEEP DOING IT, AND THE REALITY IS, WE’RE DOING IT BETTER THAN MOST BANKS IN THE NATION, AND THE MARKET IS RECOGNIZING THAT, AND THEY’LL CONTINUE TO RECOGNIZE THAT. WE’VE JUST GOT TO KEEP IT GOING. THE IMPORTANCE OF SERVICE AND LOYALTY CAN’T BE — WE CAN’T EMPHASIZE IT ENOUGH IN THAT OVER TIME, THIS IS A HUGE COMPETITIVE ADVANTAGE THAT WE HAVE AND WE’RE BETTER THAN MOST BANKS AT IT, AND PEOPLE RECOGNIZE THAT AS WELL, AND I THINK OUR CUSTOMERS RECOGNIZE IT, TOO. SHANNON TALKED ABOUT EXPENSE GROWTH. THIS IS STILL GOING TO BE VERY MUCH AN ISSUE FOR US. NOT JUST THIS YEAR. PROBABLY FOREVER AS A CULTURAL ISSUE, BUT CERTAINLY OVER THE NEXT TWO OR THREE YEARS AS WE WORK THROUGH THE OPPORTUNITIES AND THE CHALLENGES WE HAVE IN BECOMING A LITTLE MORE EFFICIENT AS A COMPANY, AND FINALLY, OF COURSE, WE STILL HAVE — WE STILL HAVE MERGER

INTEGRATION, WHICH WE’LL PROBABLY HAVE FOREVER IN ONE WAY OR THE OTHER GOING ON BECAUSE WE’RE IN A CONSOLIDATING INDUSTRY AND WE ARE ONE OF THE SURVIVORS, SO WE HAVE PRUDENTIAL, WHICH HAS BEEN GOING ON REALLY SINCE OUR ANNOUNCEMENT IN FEBRUARY OF LAST YEAR. WE’LL BE 99% DONE PROBABLY BY THE END OF THE YEAR AND THE BIGGEST CONVERSIONS COMING UP IN SEPTEMBER, SO GOOD LUCK TO EVERYONE IN SYSTEMS BROKERAGE IN GETTING THAT DONE SUCCESSFULLY, AND I’M SURE THEY WILL, AND OF COURSE, WE HAVE SOUTHTRUST. WE ANNOUNCED THAT ON JUNE 21st. HOPEFULLY, WE WILL GET EVERYTHING CONSUMMATED AND PUT TO BED AND INTEGRATED BY THE END OF NEXT YEAR, BUT, YOU KNOW, THE FIRST THING WE WILL HAVE TO DO WHICH WILL BE IN THE FOURTH QUARTER IS ACTUALLY GETTING THE DEAL CLOSED. WE’LL GET IT CLOSED. WE’LL START INTEGRATING. WE’LL DO IT FLAWLESSLY. YOU PEOPLE ALWAYS HAVE. YOU HAVE DONE A GREAT JOB WHILE IMPROVING CUSTOMER SERVICE, SO I’M VERY OPTIMISTIC THAT THIS INTEGRATION WILL GO WELL, AS WELL, AND WE’LL DO IT IN A WAY WHICH IS IN A VERY, VERY CUSTOMER FRIENDLY WAY WHICH ALLOWS US TO ACTUALLY GROW OUR CUSTOMER BASE WHILE WE GO THROUGH THE INTEGRATION PROCESS SO NO REAL CHANGE.

>>Mary: SOUNDS GREAT. NEXT QUARTER WHEN YOU JOIN US, WE WILL STILL BE LOOKING AT A WACHOVIA THAT DOES NOT INCLUDE SOUTHTRUST.

>>Bob: THAT’S RIGHT.

>>Mary: BUT AFTER THAT —

>>Bob: THE FOURTH QUARTER WILL BE A BIG CHANGE FOR US. YOU’LL SEE A LOT MORE REVENUE, A LOT MORE EXPENSES AND A LOT MORE CUSTOMERS.

>>Mary: OKAY. SOUNDS GOOD. WELL, THANK YOU, SHANNON AND BOB, FOR JOINING US TODAY.

>>Shannon: THANK YOU.

>>Bob: MY PLEASURE.

>>Mary: THAT WRAPS UP THIS EDITION OF “EARNINGS REVIEW.” OUR NEXT BROADCAST WILL BE IN OCTOBER WHEN WE REPORT THIRD QUARTER EARNINGS FOR 2004. FOR OUR NEXT BROADCAST, IF YOU HAVE QUESTIONS OR TOPICS THAT YOU WOULD LIKE FOR TO US ADDRESS, SEND THOSE TO CORPORATE COMMUNICATIONS VIA LOTUS NOTES. THANK YOU FOR JOINING US.